Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Financial Statements

December 31, 2005 and 2004

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report
Based on a report originally issued in Korean
To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have audited the accompanying consolidated balance sheets of Shinhan Financial Group Co., Ltd. and its subsidiaries (the “Consolidated Company”) as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group’’)’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Consolidated Company as of December 31, 2005 and 2004, and the results of their operations, the changes in their stockholders’ equity, and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.
The accompanying consolidated financial statements as of and for the years ended December 31, 2005 and 2004 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 2(b) to the consolidated financial statements.
Without qualifying our opinion, we draw attention to the following:
As discussed in Note 1 to the consolidated financial statements, on December 30, 2005, Chohung Bank reached an agreement to merge Shinhan Bank with the merge ratio of 1:3.8678. Under the terms of the agreement, the merger will be consummated on April 1, 2006 and the newly merged bank will change its name to Shinhan Bank. Additionally, on December 30, 2005, Chohung Bank entered into an agreement to spin off its credit card operation and merge with Shinhan Card Co., Ltd. Each share of Chohung Bank will converted into 0.9809 shares of Shinhan Card Co., Ltd. on April 1, 2006. Furthermore, e-Shinhan Inc. was liquidated at November 24, 2005.

As discussed in Note 1 (b) to the consolidated financial statements, Shinhan Financial Group acquired all of the outstanding shares of Shinhan Life Insurance Co., Ltd. in exchange for consideration of 0.4382 shares of common stock of the Shinhan Financial Group for each outstanding common share of Shinhan Life Insurance Co., Ltd. on December 13, 2005.
As discussed in Note 1 (b) to the consolidated financial statements, Shinhan National Pension Service PEF 1st was established in August 18, 2005 and newly included in consolidation scope.
As discussed in Note 2(a) to the consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.
As discussed in Note 28(a) to the consolidated financial statements, regarding the acquisition of shares in Chohung Bank in 2003, Shinhan Financial Group made an agreement with the Korea Deposit Insurance Corporation (the “KDIC“) to pay contingent consideration to the KDIC at the maximum amount of W652,284 million related to Asset Indemnity Payment, W166,516 million related to General Indemnity Payment and additional Earn Out Payment based on earnings of Chohung Bank in future periods. Shinhan Financial Group made adjustments to reflect the General Indemnity Payment of W166,516 million in 2004 and the Asset Indemnity Payment of W220,714 million in 2005 as additions to goodwill. Other contingent considerations were not included in the acquisition cost for the amount was not determinable.
KPMG Samjong Accounting Corp.
Seoul, Korea
January 26, 2006

This report is effective as of January 26, 2006, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2005 and 2004
(In millions of Won and thousands of U.S. dollars, except share data)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Assets

Cash and due from banks (notes 4, 15, 16 and 17)	~~W~~	8,476,370	6,712,719	$8,367,592	6,626,574
Securities (notes 5, 15 and 17)		30,241,807	27,851,320	29,853,709	27,493,899
Loans (notes 6, 17 and 28)		106,649,285	97,198,851	105,280,637	95,951,482
Fixed assets (notes 7, 15 and 16)		3,491,026	2,921,611	3,446,225	2,884,117
Other assets (notes 8, 17 and 26)		12,079,013	12,146,670	11,924,000	11,990,790

	~~W~~	160,937,501	146,831,171	$158,872,163	144,946,862

Liabilities and Stockholders’ equity

Liabilities:

Deposits (notes 9 and 17)	~~W~~	91,520,818	87,528,060	$90,346,316	86,404,798
Borrowings (notes 10 and 17)		15,916,389	14,895,034	15,712,131	14,703,884
Debentures (notes 11 and 17)		22,840,156	20,114,170	22,547,044	19,856,041
Retirement and severance benefits (note 12)		178,069	79,238	175,784	78,221
Other liabilities (notes 13, 17 and 26)		20,230,343	16,379,782	19,970,724	16,169,577

Total liabilities		150,685,775	138,996,284	148,751,999	137,212,521

Stockholders’ equity:

Capital stock of ~~W~~5,000 par value (note 18)

Common stock		1,796,037	1,596,595	1,772,988	1,576,106

Authorized — 1,000,000,000 shares
Issued and outstanding — 359,207,313 shares in 2005
Issued and outstanding — 319,319,011 shares in 2004

Preferred stock		374,721	486,523	369,912	480,279

Issued and outstanding — 74,944,262 shares in 2005
Issued and outstanding — 97,304,564 shares in 2004

Capital surplus		4,395,577	3,775,345	4,339,168	3,726,895
Retained earnings		2,958,624	1,608,185	2,920,656	1,587,547
Capital adjustments (notes 19 and 20)		612,058	280,623	604,203	277,022
Minority interest in consolidated subsidiaries		114,709	87,616	113,237	86,492

Total stockholders’ equity		10,251,726	7,834,887	10,120,164	7,734,341

Commitments and contingencies (note 28)

	~~W~~	160,937,501	146,831,171	$158,872,163	144,946,862

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Income
For the years ended December 31, 2005 and 2004
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Interest income and dividends:

Interest on due from banks	~~W~~	91,368	50,716	$90,196	50,065
Interest and dividends on securities		1,125,638	1,171,089	1,111,193	1,156,060
Interest on loans		6,783,655	6,722,523	6,696,599	6,636,252
Other		40,353	186,489	39,835	184,096

		8,041,014	8,130,817	7,937,823	8,026,473

Interest expense:

Interest on deposits		2,379,692	2,565,471	2,349,153	2,532,548
Interest on borrowings		487,981	483,078	481,719	476,879
Interest on debentures		936,368	891,013	924,351	879,578
Other		37,886	46,228	37,400	45,635

		3,841,927	3,985,790	3,792,623	3,934,640

Net interest income		4,199,087	4,145,027	4,145,200	4,091,833

Provision for loan losses		649,104	1,401,806	640,774	1,383,816

Net interest income after provision for loan losses		3,549,983	2,743,221	3,504,426	2,708,017

Non-interest income:

Fees and commission income		1,111,281	831,523	1,097,020	820,852
Insurance income		283,174	32,025	279,540	31,614
Realized gain from sale of trading securities		218,595	234,841	215,790	231,827
Unrealized gain on trading securities		185,361	148,014	182,982	146,115
Realized gain from sale of available-for-sale securities		373,179	102,221	368,390	100,909
Reversal of impairment loss on available-for-sale securities		41,424	6,565	40,892	6,481
Gain from equity method		24,370	1,961	24,057	1,936
Gain from sale of loans		59,786	51,550	59,019	50,888
Gain on foreign currency transactions		895,635	730,054	884,141	720,685
Gain on derivatives		4,508,354	3,928,524	4,450,498	3,878,109
Others		435,707	429,845	430,115	424,328

		8,136,866	6,497,123	8,032,444	6,413,744

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Income, Continued
For the years ended December 31, 2005 and 2004
(In millions of Won and thousands of U.S. dollars, except earnings per share)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Non-interest expenses:

Fees and commission expense		345,379	293,074	340,947	289,313
Insurance expense		286,803	55,498	283,122	54,786
Realized loss from sale of trading securities		235,025	115,205	232,009	113,727
Unrealized loss on trading securities		115,936	142,975	114,448	141,140
Realized loss from sale of available-for-sale securities		28,509	4,189	28,143	4,135
Impairment loss on available-for-sale securities		218,089	105,411	215,290	104,058
Loss from equity method		845	—	834	—
Loss from sale of loans		784	58,330	774	57,581
General and administrative expenses (note 21)		2,427,988	2,187,887	2,396,830	2,159,810
Loss on foreign currency transactions		842,553	580,739	831,740	573,286
Loss on derivatives		4,408,763	3,794,821	4,352,185	3,746,121
Others		764,952	568,434	755,135	561,140

		9,675,626	7,906,563	9,551,457	7,805,097

Net non-interest loss		(1,538,760)	(1,409,440)	(1,519,013)	(1,391,353)

Ordinary income		2,011,223	1,333,781	1,985,413	1,316,664

Extraordinary gain (loss)		—	—	—	—

Earnings before income taxes		2,011,223	1,333,781	1,985,413	1,316,664

Income taxes (note 22)		263,642	212,652	260,259	209,923

Net income		1,747,581	1,121,129	1,725,154	1,106,741

Net income in minority interest		15,514	70,834	15,315	69,925

Consolidated net income	~~W~~	1,732,067	1,050,295	$1,709,839	1,036,816

Ordinary income and net earnings per share in Won and U.S. dollars (note 23)	~~W~~	4,874	3,197	$4.81	3.16

Diluted ordinary income and net earnings per share in Won and U.S. dollars (note 23)	~~W~~	4,591	2,820	$4.53	2.78

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2005 and 2004
(In million of Won and thousands of U.S. dollars)

	Won							U.S. dollars (note 2)
	Capital		Capital	Retained	Capital	Minority		Capital	Capital	Retained	Capital	Minority
	stock		surplus	earnings	adjustments	interest	Total	stock	surplus	earnings	adjustments	interest	Total
Balance at January 1, 2004	~~W~~	1,958,530	3,200,950	865,391	(501,461)	595,605	6,119,015	$1,933,396	3,159,872	854,285	(495,026)	587,962	6,040,489
Net income		—	—	1,050,295	—	—	1,050,295	—	—	1,036,816	—	—	1,036,816
Stock issuance of Shinhan Financial Group		124,588	402,183	—	—	—	526,771	122,989	397,022	—	—	—	520,011
Disposition of treasury stock by Shinhan Financial Group		—	59	—	—	—	59	—	58	—	—	—	58
Acquisition of equity in subsidiaries		—	11,727	—	—	—	11,727	—	11,576	—	—	—	11,576
Disposition of treasury stock by a subsidiary		—	160,426	—	—	—	160,426	—	158,367	—	—	—	158,367
Change in retained earnings of subsidiaries		—	—	(65,387)	—	—	(65,387)	—	—	(64,547)	—	—	(64,547)
Dividends paid		—	—	(242,114)	—	—	(242,114)	—	—	(239,007)	—	—	(239,007)
Net income in minority interest		—	—	—	—	70,834	70,834	—	—	—	—	69,925	69,925
Other		—	—	—	782,084	(578,823)	203,261	—	—	—	772,048	(571,395)	200,653

Balance at December 31, 2004		2,083,118	3,775,345	1,608,185	280,623	87,616	7,834,887	2,056,385	3,726,895	1,587,547	277,022	86,492	7,734,341

Net income		—	—	1,732,067	—	—	1,732,067	—	—	1,709,839	—	—	1,709,839
Stock issuance of Shinhan Financial Group		87,640	641,427	—	—	—	729,067	86,515	633,196	—	—	—	719,711
Disposition of treasury stock by Shinhan Financial Group		—	61	—	—	—	61	—	60	—	—	—	60
Disposition of treasury stock by a subsidiary		—	20	—	—	—	20	—	19	—	—	—	19
Change in retained earnings of subsidiaries		—	—	(33,738)	—	—	(33,738)	—	—	(33,305)	—	—	(33,305)
Dividends paid		—	—	(347,890)	—	—	(347,890)	—	—	(343,425)	—	—	(343,425)
Net income in minority interest		—	—	—	—	15,514	15,514	—	—	—	—	15,315	15,315
Other		—	(21,276)	—	331,435	11,579	321,738	—	(21,002)	—	327,181	11,430	317,609

Balance at December 31, 2005	~~W~~	2,170,758	4,395,577	2,958,624	612,058	114,709	10,251,726	$2,142,900	4,339,168	2,920,656	604,203	113,237	10,120,164

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2005 and 2004
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Cash flows from operating activities:

Net income	~~W~~	1,732,067	1,050,295	$1,709,839	1,036,816

Adjustments to reconcile net income to net cash provided by or used in operating activities:

Depreciation and amortization		283,892	270,805	280,249	267,330
Provision for loan losses, net		649,104	1,401,806	640,774	1,383,816
Provision for retirement and severance benefits		106,643	93,231	105,274	92,035
Unrealized gain on trading securities, net		(69,425)	(5,039)	(68,534)	(4,975)
Realized gain from disposition of available-for-sale securities, net		(344,670)	(98,032)	(340,247)	(96,774)
Impairment loss on available-for-sale securities		218,089	105,411	215,290	104,058
Reversal of impairment loss on available-for-sale securities		(41,424)	(6,565)	(40,892)	(6,481)
Gain from equity method		(24,370)	(1,961)	(24,057)	(1,936)
Loss from disposition of equity method investment securities		845	—	834	—
Loss (gain) from disposition of loans, net		(59,002)	6,780	(58,245)	6,693
Gain on foreign currency transactions, net		(180,717)	(129,238)	(178,397)	(127,579)
Gain on derivatives, net		(99,591)	(133,703)	(98,313)	(131,987)
Stock compensation costs		45,009	2,318	44,431	2,288
Net income in minority interest		15,514	70,834	15,315	69,925
Net changes in assets and liabilities:
Decrease (increase) in trading securities		1,883,672	(2,174,845)	1,859,499	(2,146,935)
Decrease (increase) in other assets		2,234,696	(2,835,029)	2,206,016	(2,798,647)
Increase (decrease) in other liabilities		(3,197,436)	3,046,709	(3,156,402)	3,007,610
Retirement and severance benefits paid		(31,783)	(266,697)	(31,375)	(263,274)
Decrease in deposit for severance benefit insurance		20,627	38,368	20,362	37,876
Decrease in National Pension Fund		1,154	8,207	1,139	8,102
Other, net		404,560	265,672	399,369	262,263

Net cash provided by operating activities		3,547,454	709,327	3,501,929	700,224

Cash flows from investing activities:

Cash provided by investing activities:

Decrease in available-for-sale and held-to-maturity securities		20,552,574	12,694,487	20,288,820	12,531,576
Decrease in loans		347,222	2,902,362	342,766	2,865,116
Disposition of fixed assets		73,938	29,908	72,989	29,524
Decrease in other assets		5,229,188	2,731,392	5,162,081	2,696,340
Dividends received		512	—	505	—
Transfer of business segment		—	1,181	—	1,166

		26,203,434	18,359,330	25,867,161	18,123,722

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2005 and 2004
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Cash used in investing activities:

Increase in available-for-sale and held-to-maturity securities		(21,698,958)	(10,979,238)	(21,420,491)	(10,838,340)
Increase in loans		(9,380,714)	(5,014,674)	(9,260,330)	(4,950,320)
Purchases of fixed assets		(272,558)	(197,506)	(269,060)	(194,971)
Increase in other assets		(1,685,427)	(1,268,564)	(1,663,798)	(1,252,284)
Decrease in other liabilities		(5,097,987)	(2,464,272)	(5,032,564)	(2,432,648)

		(38,135,644)	(19,924,254)	(37,646,243)	(19,668,563)

Net cash used in investing activities		(11,932,210)	(1,564,924)	(11,779,082)	(1,544,841)

Cash flows from financing activities:

Cash provided by financing activities:

Increase in deposits		5,126,442	932,119	5,060,654	920,157
Increase in borrowings		20,317,830	24,447,528	20,057,087	24,133,789
Increase in debentures		13,682,516	10,859,083	13,506,926	10,719,727
Increase in other liabilities		2,304,577	1,395,251	2,275,003	1,377,345
Disposition of treasury stock		693	619,879	684	611,924
Increase in Minority interest		20,000	—	19,743	—

		41,452,058	38,253,860	40,920,097	37,762,942

Cash used in financing activities:

Decrease in deposits		(1,107,899)	(963,785)	(1,093,681)	(951,416)
Decrease in borrowings		(19,357,381)	(26,801,189)	(19,108,964)	(26,457,245)
Decrease in debentures		(10,851,012)	(8,533,619)	(10,711,759)	(8,424,106)
Debentures issue cost		(8,515)	(141,488)	(8,406)	(139,672)
Decrease in other liabilities		(57,886)	(117,659)	(57,143)	(116,149)
Stock issuance costs		(98)	—	(97)	—
Dividends paid		(353,323)	(245,835)	(348,789)	(242,680)
Acquisition of treasury stock		(474)	(323)	(468)	(319)
Acquisition of equity in consolidated subsidiaries		(1,267)	(312,804)	(1,251)	(308,790)

		(31,737,855)	(37,116,702)	(31,330,558)	(36,640,377)

Net cash provided by financing activities		9,714,203	1,137,158	9,589,539	1,122,565

Increase in cash and cash equivalents due to consolidation scope change		434,204	12,878	428,632	12,713

Net increase in cash and cash equivalents		1,763,651	294,439	1,741,018	290,661

Cash and cash equivalents at beginning of year		6,712,719	6,418,280	6,626,574	6,335,913

Cash and cash equivalents at end of year	~~W~~	8,476,370	6,712,719	$8,367,592	6,626,574

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(1)	General Description on the Consolidated Company
Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation or accounted for under the equity method are as follows:
(a)	Controlling Company
Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) was incorporated on September 1, 2001 by way of the transfer of all issued shares owned by shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. (formerly Shinhan Investment Trust Management Co., Ltd.) to Shinhan Financial Group. Shinhan Financial Group was formed for the purpose of providing management services and financing to subsidiaries with ~~W~~1,461,721 million of initial capital stock and Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001. In addition, on September 16, 2003, Shinhan Financial Group issued American Depository Shares (“ADS”). These ADS are listed on the New York Stock Exchange.
On December 30, 2005, Chohung Bank reached an agreement to merge Shinhan Bank with the merge ratio of 1:3.8678. Under the terms of the agreement, the merger will be consummated on April 1, 2006 and the newly merged bank will change its name to Shinhan Bank. Additionally, on December 30, 2005, Chohung Bank entered into an agreement to spin off its credit card operation and merge with Shinhan Card Co., Ltd. Each share of Chohung Bank will converted into 0.9809 shares of Shinhan Card Co., Ltd. on April 1, 2006.
Furthermore, e-Shinhan was liquidated at November 24, 2005.
As of December 31, 2005, Shinhan Financial Group has 29 subsidiaries, which are consolidated or accounted for under the equity method, and its capital stock consists of ~~W~~1,796,037 million in common stock and ~~W~~374,721 million in preferred stock.
(b)	Subsidiaries included in consolidation
a.	Shinhan Bank
Shinhan Bank was established on September 15, 1981 to engage in commercial banking and trust operations. Shinhan Bank operates through 407 branches and 162 automated teller machine locations and its capital stock amounts to ~~W~~1,224,034 million as of December 31, 2005.
b.	Chohung Bank
Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, which was established on February 19, 1897, and Dong Il Bank, which was established on August 8, 1906, to engage in commercial banking and trust operations. The shares of Chohung Bank were listed on the Korea Exchange on June 3, 1956, and Chohung Bank operates through 453 domestic branches, 84 depositary offices and four overseas branches and its capital stock amounts to ~~W~~3,595,592 million as of December 31, 2005. Chohung Bank was delisted from the Korea Exchange on July 2, 2004.
c.	Good Morning Shinhan Securities Co., Ltd.
Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. As of December 31, 2005, it operates through 77 branches and its capital stock amounts to ~~W~~796,998 million (including ~~W~~19,117 million of preferred stock).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(1)	General Description on the Consolidated Company, Continued
d.	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses. As of December 31, 2005, it operates through 112 branches and its capital stock amounts to ~~W~~200,000 million.

Shinhan Financial Group acquired all of the outstanding shares of Shinhan Life Insurance in exchange for consideration of 0.4382 shares of common stock of Shinhan Financial Group for each outstanding common share of Shinhan Life Insurance on December 13, 2005.

e.	Shinhan Card Co., Ltd.

Shinhan Card Co., Ltd. (“Shinhan Card”) was established on June 1, 2002 under the Credit Specialty Finance Business Law through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is engaged principally in credit card services, factoring, consumer loan and installment financing. As of December 31, 2005, Shinhan Card holds 2.93 million franchise accounts and 3.47 million credit card holders, and its capital stock amounts to ~~W~~152,847 million.

f.	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business and it changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital. Its capital stock as of December 31, 2005 amounts to ~~W~~80,000 million.

g.	Shinhan BNP Paribas Investment Trust Management Co., Ltd.

On August 1, 1996, Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas ITMC”) was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Its capital stock as of December 31, 2005 amounts to ~~W~~40,000 million.

h.	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in the commercial banking and trust business and listed its shares on the Korea Exchange on December 28, 1972. Its capital stock as of December 31, 2005 amounts to ~~W~~77,644 million.

i.	SH&C Life Insurance Co., Ltd.

SH&C Life Insurance Co., Ltd. (“SH&C Life Insurance”) was established on October 1, 2002 to engage in the insurance business and other related business. Its capital stock as of December 31, 2005 amounts to ~~W~~30,000 million.

j.	Shinhan Macquarie Financial Advisory Co., Ltd.

Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated on August 1, 2001 to engage in the business of financial advisory services and cross border leasing. Its stock as of December 31, 2005 amounts to ~~W~~1,000 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(1)	General Description on the Consolidated Company, Continued
k.	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in the business of debt collection services and credit research. Its capital stock as of December 31, 2005 amounts to ~~W~~3,000 million.

l.	Shinhan Private Equity

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 16, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Its capital stock as of December 31, 2005 amounts to ~~W~~10,000 million.

m.	Trust accounts of Shinhan, Chohung and Jeju Bank

Trust accounts in which Shinhan Bank, Chohung Bank and Jeju Bank guarantees repayment of principal and, in certain cases, minimum interest earnings are included in its consolidation.

n.	Shinhan Finance Ltd.

Shinhan Finance Ltd. (“Shinhan Finance”) was incorporated in November 1990 in Hong Kong as a wholesale bank and its capital stock as of December 31, 2005 amounts to US$ 55,600 thousand.

o.	Chohung Investment Trust Management Co., Ltd.

Chohung Investment Trust Management Co., Ltd. (“Chohung ITMC) was established in 1988 and engages in securities management services and conducts surveys of the economic and capital markets. As of December 31, 2005, its capital stock amounts to ~~W~~45,000 million.

p.	Chohung Finance Ltd.

Chohung Finance Ltd. (“Chohung Finance”) engages in merchant banking activities in Hong Kong. Its capital stock as of December 31, 2005 amounts to US$15,000 thousand.

q.	CHB America Bank

CHB America Bank (“CHB America”) was established on March 24, 2003 through the merger of Chohung Bank of New York and California Chohung Bank. As of December 31, 2005, its capital stock amounts to US$14,000 thousand.

r.	Chohung Bank (Deutschland) GmbH

Chohung Bank (Deutschland) GmbH (“Chohung Deutschland”) was established in 1994. As of December 31, 2005, its capital stock amounts to EUR 15,339 thousand.

s.	Good Morning Shinhan Securities Europe Limited

Good Morning Shinhan Securities Europe Limited (“Good Morning Shinhan Europe”) was established in 1991 and has been providing securities trading, underwriting and derivative brokerage services in Europe under the Securities and Futures Authority (SFA) of UK. As of December 31, 2005, its capital stock amounts to GBP 5,000 thousand.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(1)	General Description on the Consolidated Company, Continued
t.	Good Morning Shinhan Securities USA Inc.

Good Morning Shinhan Securities USA Inc. (“Good Morning Shinhan USA”) was established in 1993 and has been providing securities trading, underwriting and derivative brokerage services under the Federal Securities Act of USA. As of December 31, 2005, its capital stock amounts to US$4,200 thousand.

u.	Shinhan National Pension Service PEF 1st

Shinhan National Pension Service PEF 1st (“Shinahn PEF 1st”) was established in August 18, 2005. As of December 31, 2005, its capital stock amounts to ~~W~~30,000 million.
Ownerships between Shinhan Financial Group and its subsidiaries as of December 31, 2005 and 2004 are as follows:

		2005		2004
			Ownership		Ownership
		Number of	percentage	Number of	percentage
Investor	Investee	shares	(%)	shares	(%)
Shinhan Financial Group	Shinhan Bank	214,205,935	100.0	244,806,782	100.0
,,	Chohung Bank	719,118,429	100.0	719,118,429	100.0
,,	Good Morning Shinhan Securities	159,399,664	100.0	159,399,664	100.0
,,	Shinhan Life Insurance	40,000,000	100.0	—	—
,,	Shinhan Card	30,569,400	100.0	30,569,400	100.0
,,	Shinhan Capital	12,250,000	100.0	16,000,000	100.0
,,	Shinhan BNP Paribas ITMC	4,000,001	50.0	4,000,001	50.0
,,	Jeju Bank	9,692,369	62.4	9,692,369	62.4
,,	SH&C Life Insurance	3,000,001	50.0	3,000,001	50.0
,,	Shinhan Macquarie	102,000	51.0	102,000	51.0
,,	Shinhan Credit Information	600,000	100.0	600,000	100.0
,,	Shinhan PE	2,000,000	100.0	2,000,000	100.0
Shinhan Bank	Shinhan Financial Group	2,420,955	0.7	—	—
,,	Shinhan Finance	55,600	100.0	55,600	100.0
,,	Shinhan PEF 1st	4,000	13.3	—	—
Chohung Bank	Shinhan Financial Group	8,985,567	2.5	8,985,567	2.8
,,	Chohung ITMC	7,179,678	79.8	7,179,678	79.8
,,	Chohung Finance	149,999	100.0	149,999	100.0
,,	CHB America	400,000	100.0	400,000	100.0
,,	Chohung Deutschland	—	100.0	—	100.0
,,	Shinhan PEF 1st	4,000	13.3	—	—
Good Morning Shinhan Securities	Shinhan Financial Group	203,675	0.1	1,444	—
,,	Good Morning Shinhan Europe	5,000,000	100.0	5,000,000	100.0
,,	Good Morning Shinhan USA	15,000	100.0	15,000	100.0
Jeju Bank	Shinhan PEF 1st	500	1.7	—	—
Shinhan PE	Shinhan PEF 1st	1,500	5.0	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(1)	General Description on the Consolidated Company, Continued
(c)	Subsidiaries accounted for under the Equity Method
a.	Shinhan Data System Co., Ltd.

Shinhan Data System Co., Ltd. (“Shinhan Data System”) was incorporated in May 1991 to engage in computer services and its capital stock as of December 31, 2005 amounts to ~~W~~1,000 million.

b.	Macquarie Shinhan Infrastructure Management Co., Ltd

Macquarie Shinhan Infrastructure Management Co., Ltd (“Macquarie Shinhan Management”) was established to engage in fund management and asset management and its capital stock as of December 31, 2005 amounts to ~~W~~50 million.

c.	Daewoo Capital Co., Ltd

Daewoo Capital Co., Ltd (“Daewoo Capital”) was established on February 21, 1994 to engage in the installment finance and rental business and its capital stock as of December 31, 2005 amounts to ~~W~~90,000 million.

d.	Chohung Vina Bank

Chohung Vina Bank (“Chohung Vina”) engages in banking activities in Vietnam. As of December 31, 2005, its capital stock amounts to US$20,000 thousand.

e.	Shinhan Corporate Restructuring Fund 3rd

Shinhan Corporate Restructuring Fund 3rd (“Shinhan CRV 3rd”) established to invest in corporations under restructuring. As of December 31, 2005, its capital stock amounts to ~~W~~16,000 million.

f.	CFAG Corporate Restructuring Fund 8th

CFAG Corporate Restructuring Fund 8th (“‘CFAG CRV 8th”) established to invest in corporations under restructuring. As of December 31, 2005, its capital stock amounts to ~~W~~2,720 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(1)	General Description on the Consolidated Company, Continued
Details of ownerships in subsidiaries accounted for under the equity method of accounting as of December 31, 2005 and 2004 are as follows:

						Reason for
		2005		2004		exclusion from
	Investee	Number of	Ownership	Number of	Ownership	the scope of
Investor	(equity method)	shares	(%)	shares	(%)	consolidation
Shinhan Financial Group	e-Shinhan	—	—	415,495	73.7	Liquidation

Shinhan Bank	Shinhan Data System	200,000	100.0	200,000	100.0	Assets under ~~W~~ 7 billion

"	Macquarie Shinhan Management	140,000	14.0	140,000	14.0	"

"	Daewoo capital	7,395,000	14.8	—	—	Absence of control
Chohung Bank	Chohung Vina	—	50.0	—	50.0	"
Shinhan Life Insurance	Shinhan CRV 3rd	—	10.0	—	—	"
Shinhan Capital	Shinhan CRV 3rd	—	19.0	—	—	"
"	CFAG CRV 8th	—	20.0	—	—	"
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

Shinhan Financial Group Co. Ltd. and its subsidiaries (the “Consolidated Company”) maintain its accounting records in Korean Won and prepare statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Consolidated Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

Certain information included in the Korean language financial statements, but not required for a fair presentation of the Consolidated Company’s financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.

(b)	Basis of Financial Statements Translation

The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of ~~W~~ 1,013.0 to US$1, the basic exchange rate on December 31, 2005. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(c)	Application of the Statements of Korean Financial Accounting Standards

The Consolidated Company has adopted Statements of Korea Accounting Standards (the “SKAS”) No. 16 (“Income Taxes of Accounting”) and No. 17 (“Provision, Contingent Liabilities and Contingent Assets”), effective from the first fiscal year beginning after December 31, 2004. In addition, the Consolidated Company has adopted SKAS No. 15 (“The Equity Method of Accounting”), with encouraged earlier application at the year ended December 31, 2004. Except for the adoption of aforementioned accounting standards, the same accounting policies are applied for the consolidated financial statements both as of and for the years ended December 31, 2005 and 2004.

(d)	Investments in Securities

Upon acquisition, the Consolidated Company classifies certain debt and equity securities into one of the three categories: held-to-maturity, available-for-sale, or trading securities. Investments in debt securities that the Consolidated Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities. All securities are initially recorded at acquisition cost plus incidental expenses determined by the individual moving average method (the specified identification method for debt securities).

Trading securities are carried at fair value, with unrealized holding gains and losses included in income. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity securities that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

Marketable securities are at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rate announced by the accredited credit rating agencies in Korea. Non-marketable equity securities are stated at acquisition cost on the financial statements if the fair value of the securities is not reliably determinable. Non-marketable beneficiary certificates are recorded at the fair value using the standard trading yield rate determined by fund management companies.

The Consolidated Company recorded all assets and liabilities underlying the investment portfolio comprising wholly-owned beneficiary certificates as its original accounts and all gains and losses from their wholly-owned beneficiary certificates as component of income from the beneficiary certificates through December 31, 2004. However, pursuant to the new interpretation by the Financial Supervisory Service, wholly-owned beneficiary certificates constituting the investment portfolio which the sole investor agrees to exercise no control over and is not practically managing at all are regarded as ordinary beneficiary certificates and recorded as securities. Thus, the Consolidated Company classified these beneficiary certificates as available-for-sale securities, and any gain or loss from operations thereof is recorded as interest income included in interest and dividend income. Due to the aforementioned change, certain accounts in the consolidated financial statements as of and for the year ended December 31, 2004, which were presented for comparative purposes, were reclassified to reflect the changes; however, these reclassifications did not result in any change to reported income of prior year financial statement of the Consolidated Company.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(e)	Equity Method Investment Securities

Equity securities held for investment in companies in which the Consolidated Company is able to exercise significant control over the investees are accounted for using the equity method.

Under the equity method, the Consolidated Company’s initial investment is recorded at cost and is subsequently increased to reflect the Consolidated Company’s share of the investee income and reduced to reflect the Consolidated Company’s share of the investee losses or dividends received. Any excess in the Consolidated Company’s acquisition cost over the Consolidated Company’s share of the investee’s identifiable net assets is considered as goodwill (negative goodwill) and amortized by the straight-line method over a reasonable period, generally less than 20 years. The amortization of goodwill is recorded against the equity income of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Consolidated Company reviews the goodwill amount for any impairment.

Under the equity method, the Consolidated Company does not record its share of loss of an affiliate company when such loss would make the Consolidated Company’s investment in such entity less than zero. If the Consolidated Company holds preferred stock or long-term debt issued by the affiliate, the Consolidated Company’s share of loss of the affiliate remains recorded until such investment is reduced to zero.

In case of translating financial statements denominated in foreign currencies, where the balances are determined by the equity method, assets and liabilities are translated at current rate as of the balance sheet date and capital accounts at historical rate. Any differences resulting from such foreign currency translation are accounted for as valuation gains (losses) under the equity method, a component of capital adjustments in the stockholders’ equity.

(f)	Allowance for Loan Losses

The Consolidated Company establishes the credit risk-rating model, which considers the borrowers’ capacity to repay and credit risk (“Forward Looking Criteria: FLC”) in classifying its corporate loans and making provisions for loan losses, while household loans and credit card loans are classified by considering current financial status including delinquency period, bankruptcies and collaterals value.

Effective 2005, the Consolidated Company recorded the expected loss on unused loan commitments (including credit card receivables). Provision for unused loan commitments are credited to other allowance account in the balance sheet, as a result of a new application, other allowance increased by ~~W~~99,547 million in Shinhan Bank and ~~W~~107,055 million in Chohung Bank as of December 31, 2005.

(g)	Troubled Debts Restructuring

A loan of which contractual terms are modified in a troubled debt restructuring program is accounted for at present value of future cash flows in the modified contract discounted using the effective interest rate in the original contract. If the present value differs from the face value of the loans, the difference is recorded as an allowance for loan losses or provision for loan losses in the current period if additional allowances need to be provided for. The present value discounts are recorded in allowance for loan losses, which is shown as a deduction from nominal value of loans. Allowance for loan losses are amortized using the effective interest method and are recognized as interest income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(h)	Fixed Assets
i)	Tangible Assets

Tangible assets are stated at cost, except for the case of revaluation made previously in accordance with the Asset Revaluation Law. Significant additions or improvements extending value or useful lives of assets are capitalized, while normal maintenance and repairs are charged to expense when incurred.

Depreciation is computed using the declining-balance method, except straight-line method for building and leasehold improvement, over estimated useful lives of the related assets.

ii)	Intangible Assets

Intangible assets are stated at acquisition cost less amortization computed using the straight-line method over useful lives of related intangible assets.

When the recoverable amount of the intangible assets are substantially below the carrying amount of the assets due to obsolescence and sharp decline in its market value and others, the Consolidated Company reduces its carrying amount to the recoverable amount and the amount impaired is recognized as impairment loss.
(i)	Discount on Debentures

Discount on debentures issued, which represents the difference between the face value of debentures issued and the issuance price of debentures, is amortized on the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(j)	Retirement and Severance Benefits

Employees who have been with the Consolidated Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Consolidated Company. The Consolidated Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying consolidated balance sheets. A portion of the liability is covered by an employees’ severance pay insurance where the employees have a vested interest in the deposit with the insurance company. The deposit for severance benefit insurance is, therefore, reflected in the accompanying balance sheets as a deduction from the liability for retirement and severance benefits.

(k)	Allowance for Guarantees and Acceptances

Until 2004, the Consolidated Company provided an allowance for losses on outstanding guarantees and acceptances classified below substandard in accordance with the same corporate loan classification criteria. However, effective 2005, the Consolidated Company provides an allowance for losses on outstanding and contingent guarantees and acceptances and endorsed bills applying “Credit Conversion Factor” in estimating the expected loss. As the result of new application, allowance for guarantees and acceptances increased by ~~W~~21,142 million in Shinhan Bank and ~~W~~8,309 million in Chohung Bank, as of December 31, 2005.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(l)	Stock Options

The employee stock option program allows the Consolidated Company’s employees to acquire shares of the Consolidated Company or to be compensated for the market price difference. The option exercise price is generally fixed at below the market price of underlying shares at the date of the grant. The Consolidated Company values equity-settled stock options based upon an option pricing model under the fair value method and recognizes this value as an expense and capital adjustment over the period in which the options vest. When the options are exercised, equity is increased by the amount of the proceeds received which is equal to the exercise price. However, compensation cost for cash-settled stock options shall be measured each period based on the current stock price and is recognized as an expense and a liability over the service period.

(m)	Leases

The Consolidated Company accounts for and classifies its lease transactions as either an operating or capital lease, depending on the terms of the lease under Korean Lease Accounting Standards.

If a lease is substantially noncancellable and meets one or more of the criteria listed below, the present value of future minimum lease payments is reflected as an obligation under capital lease.
–	Ownership of the leased property shall be transferred to the lessee at the end of the lease term without additional payment or for a contract price.

–	The lease has a bargain purchase option.

–	The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

–	The present value at the beginning of the lease term of the minimum lease payments equals exceeds 90% of the fair value of the leased property.
Otherwise, the lease is classified as an operating lease with lease payments expensed as incurred.

(n)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(o)	Translation of Foreign Currency Denominated Assets and Liabilities

Assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet dates, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at ~~W~~1,013.0 and ~~W~~1,043.80 to US$1, the rates of exchange on December 31, 2005 and 2004, respectively, that are permitted by the Financial Accounting Standards. Financial statements of overseas branches are also translated into Korean Won at the above base rates on the balance sheet date.

(p)	Derivatives

Derivative instruments are presented as assets or liabilities valued principally at the fair value of rights or obligations associated with the derivative contracts. The unrealized gain or loss from derivative transactions is recognized in current operations.

However, for derivative instruments with the purpose of hedging the exposure to the variability of cash flows of a forecasted transaction, the hedge-effective portion of the derivative’s gain or loss is deferred as a capital adjustment, a component of stockholders’ equity. The deferred gain or loss will be adjusted to the related asset or liability resulted from the forecasted transaction, or adjusted to income when the forecasted transaction affects income statement. The ineffective portion of the gain or loss is charged or credited to current results of operations.

Forward foreign exchange contracts which have been made to hedge foreign exchange receivables and payables in the future are classified as forward foreign exchange contracts for hedging purposes. Unrealized gain or loss on forward foreign exchange contracts for hedging purposes are deferred as capital adjustment. The deferred gain or loss will be credited or charged to income when related foreign exchange receivables and payables are settled.

(q)	Interest Income Recognition

Interest income on bank deposits, loans and securities is recognized on an accrual basis, except for interest income on loans having overdue interest and principal and loans to customers that went bankrupt.

(r)	Provisions, Contingent Assets and Contingent Liabilities

Prior to 2005, contingent losses were generally recognized as a liability when probable and reasonably estimable. Effective January 1, 2005, the Consolidated Company adopted SKAS No. 17, Provisions, Contingent Liabilities and Contingent Assets. In accordance with the statement, provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. As the previous policy is similar to the new standard, the adoption of this standard did not have any impact on the accompanying consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, and only when, it is virtually certain that reimbursement will be received if the Consolidated Company settles the obligation. The expense relating to a provision is presented net of the amount recognized for a reimbursement.

(s)	Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to consolidated financial statements. Actual results could differ from those estimates
(3)	Standards applied for Preparing Consolidated Financial Statements
(a)	The investment account of Shinhan Financial Group is offset against the stockholders’ equity account of each subsidiary as of the date of acquisition.

(b)	The Consolidated Company records differences between the cost of investment accounts and the corresponding fair value of subsidiaries’ net assets at the time of acquisition as goodwill (negative goodwill) and those are amortized over certain periods, which are less than 20 years.

(c)	All significant inter-company transactions and account balances among the consolidated companies have been fully eliminated in consolidation.

(d)	With regards to the same borrowers’ loans with same credit risk, the Consolidated Company applies the same provision policy for the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(4)	Cash and Due from Banks
(a)	Cash and due from banks as of December 31, 2005 and 2004 consist of the following:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Cash on hand in Won	~~W~~	2,217,134	1,732,631	$2,188,681	1,710,396
Cash on hand in foreign currencies		176,751	174,242	174,483	172,006

		2,393,885	1,906,873	2,363,164	1,882,402

Due from banks in Won		5,439,225	4,076,538	5,369,423	4,024,223
Due from banks in foreign currencies		643,260	729,308	635,005	719,949

		6,082,485	4,805,846	6,004,428	4,744,172

	~~W~~	8,476,370	6,712,719	$8,367,592	6,626,574

(b)	Restricted due from banks as of December 31, 2005 and 2004 are as follows:

	(in millions of Won)
	2005		2004	Restrictions
Due from banks in Won:

Reserve deposits in the Bank of Korea	~~W~~	2,515,379	2,615,574	General banking act
Due from banks for customers’ accounts		887,483	583,859	Reserve for customers’ deposits
Other		11,229	8,851	Deposit for severance benefit insurance and other

		3,414,091	3,208,284
Due from banks in foreign currencies		213,012	30,492	Pledged for contract performance

	~~W~~	3,627,103	3,238,776

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(4)	Cash and Due from Banks, Continued
(c)	The maturities of the due from banks by remaining period as of December 31, 2005 and 2004 are as follows:

				(in millions of Won)
	Due from banks		Due from banks in
At December 31, 2005	in Won		foreign currencies	Total
Due in 3 months or less	~~W~~	2,264,999	504,605	2,769,604
Due after 3 months through 6 months		365,906	33,219	399,125
Due after 6 months through 1 year		64,216	3,823	68,039
Due after 1 year through 3 years		959,716	313	960,029
Thereafter		1,784,388	101,300	1,885,688

	~~W~~	5,439,225	643,260	6,082,485

				(in millions of Won)
	Due from banks		Due from banks in
At December 31, 2004	in Won		foreign currencies	Total
Due in 3 months or less	~~W~~	1,182,636	708,699	1,891,335
Due after 3 months through 6 months		194,495	13,374	207,869
Due after 6 months through 1 year		211,048	—	211,048
Due after 1 year through 3 years		4	—	4
Thereafter		2,488,355	7,235	2,495,590

	~~W~~	4,076,538	729,308	4,805,846

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(5)	Securities

Securities as of December 31, 2005 and 2004 consist of the following:

	(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Trading securities	~~W~~	5,495,510	7,065,560	$5,424,985	6,974,887
Available-for-sale securities		21,670,566	17,624,682	21,392,464	17,398,501
Held-to-maturity securities		2,996,243	3,144,662	2,957,792	3,104,306
Equity method investment securities		79,488	16,416	78,468	16,205

	~~W~~	30,241,807	27,851,320	$29,853,709	27,493,899

(a)	Trading securities
i)	Trading securities as of December 31, 2005 and 2004 consist of the following:

	(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Equity securities:

Stocks	~~W~~	302,354	245,184	$298,474	242,038

Debt securities:

Government bonds		1,748,108	2,554,280	1,725,674	2,521,500
Finance debentures		1,388,328	1,880,829	1,370,511	1,856,692
Corporate bonds		668,750	1,192,995	660,168	1,177,685

		3,805,186	5,628,104	3,756,353	5,555,877

Beneficiary certificates		148,582	20,907	146,675	20,639
Commercial paper		177,611	328,782	175,332	324,563
Securities in foreign currencies		27,576	29,035	27,222	28,662
Other		1,034,201	813,548	1,020,929	803,108

	~~W~~	5,495,510	7,065,560	$5,424,985	6,974,887

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(5)	Securities, Continued
ii)	Details of debt securities classified as trading securities as of December 31, 2005 and 2004 are as follows:

					(in millions of Won)

	2005
	Face value		Acquisition cost	Fair value (*)	Book value (**)
Government bonds	~~W~~	1,764,610	1,753,102	1,763,145	1,748,108
Finance debentures		1,412,502	1,393,347	1,400,451	1,388,328
Corporate bonds		667,548	669,715	669,959	668,750

	~~W~~	3,844,660	3,816,164	3,833,555	3,805,186

					(in millions of Won)

	2004
	Face value		Acquisition cost	Fair value (*)	Book value (**)
Government bonds	~~W~~	2,530,110	2,551,241	2,562,017	2,554,280
Finance debentures		1,904,370	1,873,864	1,886,826	1,880,829
Corporate bonds		1,180,504	1,192,457	1,195,248	1,192,995

	~~W~~	5,614,984	5,617,562	5,644,091	5,628,104

(*)	Debt securities are recorded at fair value using the market yield of bonds provided by the bond credit rating and pricing associations.

(**)	The difference between fair value and book value is recorded as accrued income.
(b)	Available-for-sale securities
i)	Available-for-sale securities as of December 31, 2005 and 2004 consist of the following:

	(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Equity securities:

Stocks	~~W~~	3,233,798	1,834,135	$3,192,298	1,810,597
Investment in special fund		43,829	31,227	43,267	30,826

		3,277,627	1,865,362	3,235,565	1,841,423
Debt securities:

Government bonds		2,989,803	2,621,863	2,951,434	2,588,216
Finance debentures		6,051,096	3,487,808	5,973,441	3,443,048
Corporate bonds		5,607,952	6,145,566	5,535,984	6,066,699

		14,648,851	12,255,237	14,460,859	12,097,963

Beneficiary certificates		2,558,692	2,560,021	2,525,856	2,527,168
Securities in foreign currencies		935,999	866,077	923,987	854,963
Other		249,397	77,985	246,196	76,984

	~~W~~	21,670,566	17,624,682	$21,392,464	17,398,501

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(5)	Securities, Continued
ii)	Equity securities classified as available-for-sale securities as of December 31, 2005 and 2004 are as follows:

				(in millions of Won)

	2005
	Ownership	Acquisition		Net asset/	Book
	(%)	cost		fair value	value
Stock:

Hynix Semiconductor Inc.	7.09	~~W~~	122,573	1,120,422	1,120,422
LG Card Co., Ltd.	7.14		73,336	327,614	327,614
Hyundai Engineering and Construction Co., Ltd.	5.06		83,013	249,546	249,546
SK Networks Co., Ltd.	9.54		111,988	230,173	230,173
SK Networks Co., Ltd. (Preferred stocks)	—		85,919	118,736	118,736
Ssangyong Cement Co., Ltd.	13.55		95,510	145,866	145,866
SK Corporation	1.94		119,535	130,348	130,348
Daewoo Engineering and Construction Co., Ltd.	2.63		32,968	119,362	119,362
Daewoo International Corp.	1.60		5,186	58,241	58,241
Ssangyong Corporation	70.17		49,225	49,225	49,225
SK Telecom Co., Ltd.	—		21,520	22,390	22,390
Daewoo Electronics Co., Ltd.	5.45		21,528	20,514	20,514
Samsung Electronics Co., Ltd.	—		5,325	6,590	6,590
Samsung Corporation	4.24		110,861	143,038	143,038
Other	7.09		488,670	491,733	491,733

			1,427,157	3,233,798	3,233,798

Investment in special fund:

Stock Market Stabilization Fund			4,612	9,717	9,717
Korea Asset Management Corp.			6,430	6,430	6,430
Other			27,476	25,451	27,682

			38,518	41,598	43,829

		~~W~~	1,465,675	3,275,396	3,277,627

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(5)	Securities, Continued

				(in millions of Won)

	2004
	Ownership	Acquisition		Net asset/	Book
	(%)	cost		fair value	value
Stock:

Hynix Semiconductor Inc.	10.26	~~W~~	175,398	529,130	529,130
LG Card Co., Ltd.	9.04		57,695	185,920	185,920
SK Networks Co., Ltd.	9.5		110,450	150,363	150,363
SK Networks Co., Ltd. (Preferred stocks)	—		84,668	103,137	103,137
Hyundai Engineering and Construction Co., Ltd.	6.91		83,013	75,459	75,459
Ssangyong Motors Co., Ltd.	10.1		77,883	73,201	73,201
SK Telecom Co., Ltd.	0.1		13,556	16,332	16,332
Daewoo International Corp.	4		5,186	15,835	15,835
Samyang Foods Co., Ltd.	44.81		4,918	13,311	13,311
Other	10.26		679,395	684,984	671,447

			1,292,162	1,847,672	1,834,135

Investment in special fund:

Stock Market Stabilization Fund			4,612	9,437	9,437
Korea Stock Exchange			2,612	24,015	2,612
Good KDB 2nd Securitization Specialty Co., Ltd.			3,000	2,646	3,000
Other			16,658	16,304	16,178

			26,882	52,402	31,227

		~~W~~	1,319,044	1,900,074	1,865,362

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(5) Securities, Continued
iii)	Details of debt securities classified as available-for-sale securities as of December 31, 2005 and 2004 are as follows:
(in millions of Won)

	2005
	Face value		Acquisition cost	Fair value (*)	Book value (**)
Government bonds	~~W~~	3,044,917	3,093,377	3,005,622	2,989,803
Finance debentures		6,149,475	6,082,819	6,091,400	6,051,096
Corporate bonds		6,004,019	5,708,623	5,710,961	5,607,952

	~~W~~	15,198,411	14,884,819	14,807,983	14,648,851

(in millions of Won)

	2004
	Face value		Acquisition cost	Fair value (*)	Book value (**)
Government bonds	~~W~~	2,491,019	2,545,403	2,672,605	2,621,863
Finance debentures		3,480,000	3,454,488	3,516,431	3,487,808
Corporate bonds		6,442,983	6,201,026	6,174,037	6,145,566

	~~W~~	12,414,002	12,200,917	12,363,073	12,255,237

(*)	Debt securities are recorded at fair value using the market yield of bonds provided by the bond credit rating and pricing associations.

(**)	The difference between fair value and book value is recorded as accrued income.
iv)	The maturity of available-for-sale securities by remaining period as of December 31, 2005 and 2004 are as follows:
(in millions of Won)

	Government		Finance	Corporate
At December 31, 2005	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	75,871	1,094,467	862,138	2,032,476
Due after 3 months through 6 months		34,463	499,740	246,426	780,629
Due after 6 months through 1 year		695,420	1,878,575	1,076,373	3,650,368
Due after 1 year through 3 years		1,131,022	2,491,079	2,371,227	5,993,328
Thereafter		1,053,027	87,235	1,051,788	2,192,050

	~~W~~	2,989,803	6,051,096	5,607,952	14,648,851

(in millions of Won)

	Government		Finance	Corporate
At December 31, 2004	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	89,047	496,082	134,025	719,154
Due after 3 months through 6 months		15,567	313,957	98,310	427,834
Due after 6 months through 1 year		220,305	816,819	400,974	1,438,098
Due after 1 year through 3 years		1,046,435	1,798,523	4,058,976	6,903,934
Thereafter		1,250,509	62,427	1,453,281	2,766,217

	~~W~~	2,621,863	3,487,808	6,145,566	12,255,237

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(5) Securities, Continued
v)	Available-for-sale securities denominated in foreign currencies classified by issuing country as of December 31, 2005 and 2004 are as follows:
(in millions of Won and thousands of U.S. dollars, except ratio)

	2005				2004
		Equivalent				Equivalent
	U.S. dollar	Won		Ratio (%)	U.S. dollar	Won		Ratio (%)
Korea	$720,217	~~W~~	729,581	77.95	$670,628	~~W~~	700,002	80.82
U.S.A.	48,627		49,260	5.26	73,782		77,014	8.89
Malaysia	4,965		5,029	0.54	20,782		21,692	2.50
Philippines	—		—	—	16,607		17,334	2.00
Hong Kong	10,705		10,844	1.16	—		—	—
U.A.E	5,024		5,089	0.54	—		—	—
Japan	3,052		3,091	0.33	8,437		8,807	1.02
Other	131,397		133,105	14.22	39,499		41,228	4.77

	$923,987	~~W~~	935,999	100.00	$829,735	~~W~~	866,077	100.00

(c)	Held-to-maturity securities
i)	Held-to-maturity securities as of December 31, 2005 and 2004 consist of the following:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Debt securities:

Government bonds	~~W~~	612,875	431,651	$605,010	426,112
Finance debentures		1,178,217	1,173,752	1,163,097	1,158,689
Corporate bonds		1,121,169	1,403,050	1,106,781	1,385,044

		2,912,261	3,008,453	2,874,888	2,969,845
Securities in foreign currencies		83,982	136,209	82,904	134,461

	~~W~~	2,996,243	3,144,662	$2,957,792	3,104,306

ii)	Details of debt securities classified as held-to-maturity securities as of December 31, 2005 and 2004 consist of the following:
(in millions of Won)

	2005
	Face value		Acquisition cost	Fair value (*)	Book value
Government bonds	~~W~~	611,277	616,645	647,468	612,875
Finance debentures		1,205,000	1,177,898	1,204,390	1,178,217
Corporate bonds		1,120,000	1,120,855	1,147,508	1,121,169

	~~W~~	2,936,277	2,915,398	2,999,366	2,912,261

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(2) Securities, Continued
(in millions of Won)

	2004
	Face value		Acquisition cost	Fair value (*)	Book value (**)
Government bonds	~~W~~	424,352	430,114	481,720	431,651
Finance debentures		1,201,070	1,175,122	1,222,427	1,173,752
Corporate bonds		1,401,046	1,409,387	1,510,981	1,403,050

	~~W~~	3,026,468	3,014,623	3,215,128	3,008,453

(*)	Debt securities are recorded at fair value using the market yield of bonds provided by the bond credit rating and pricing associations.

(**)	The difference between fair value and book value is recorded as accrued income.
iii)	The maturity of held-to-maturity securities by remaining periods as of December 31, 2005 and 2004 are as follows:
(in millions of Won)

	Government		Finance	Corporate
At December 31, 2005	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	76,118	29,621	140,057	245,796
Due after 3 months through 6 months		14,817	—	20,109	34,926
Due after 6 months through 1 year		66,587	363,003	20,106	449,696
Due after 1 year through 3 years		391,413	745,714	620,182	1,757,309
Thereafter		63,940	39,879	320,715	424,534

	~~W~~	612,875	1,178,217	1,121,169	2,912,261

(in millions of Won)

	Government		Finance	Corporate
At December 31, 2004	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	6,903	548,010	103,807	658,720
Due after 3 months through 6 months		4,232	110,158	—	114,390
Due after 6 months through 1 year		89,912	215,749	197,338	502,999
Due after 1 year through 3 years		196,341	179,982	306,026	682,349
Thereafter		134,263	119,853	795,879	1,049,995

	~~W~~	431,651	1,173,752	1,403,050	3,008,453

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(5) Securities, Continued
iv)	Held-to-maturity securities denominated in foreign currencies classified by issuing country as of December 31, 2005 and 2004 are as follows:
(in millions of Won and thousands of U.S. dollars, except ratio)

	2005				2004
		Equivalent				Equivalent
	U.S. dollar	Won		Ratio (%)	U.S. dollar	Won		Ratio (%)
Korea	$49,345	~~W~~	49,987	59.52	$92,434	~~W~~	96,484	70.84
U.S.A.	30,559		30,956	36.86	32,514		33,938	24.92
Indonesia	—		—	—	2,574		2,687	1.97
Other	3,000		3,039	3.62	2,971		3,100	2.27

	$82,904	~~W~~	83,982	100.00	$130,493	~~W~~	136,209	100.00

(d)	Equity method investment securities
Details of equity method investment securities as of December 31, 2005 and 2004 are as follows:
(in millions of Won)

	2005
			Acquisition	Equity
	Beginning		and	method	Retained	Capital	Ending
Subsidiaries	balance		Dividend	gain (loss)	earnings	adjustments	Balance
e-Shinhan	~~W~~	2,887	(2,861)	—	—	(26)	—
Shinhan Data System		2,374	—	245	—	—	2,619
Daewoo Capital		—	36,971	21,620	—	—	58,591
Macquarie Shinhan Management		—	(98)	527	—	—	429
Chohung Vina		11,155	—	1,838	(4)	(329)	12,660
Shinhan CRV 3rd		—	4,526	139	—	(12)	4,653
CFAG CRV 8th		—	537	(1)	—	—	536

	~~W~~	16,416	39,075	24,368	(4)	(367)	79,488

(in millions of Won)

	2004
			Acquisition	Equity
	Beginning		and	method	Retained	Capital	Ending
Subsidiaries	balance		Dividend	gain (loss)	earnings	adjustments	Balance
e-Shinhan	~~W~~	2,725	—	162	—	—	2,887
Shinhan Data System		2,153	—	221	—	—	2,374
Macquarie Shinhan Management		7	—	(7)	—	—	—
Chohung Vina		10,940	—	1,585	36	(1,406)	11,155

	~~W~~	15,825	—	1,961	36	(1,406)	16,416

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(6) Loans
(a)	Loans outstanding as of December 31, 2005 and 2004 consist of the following:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Loans in Won	~~W~~	83,198,343	75,599,159	$82,130,645	74,628,982
Loans in foreign currencies		5,480,348	5,436,593	5,410,018	5,366,824
Domestic import usance bills		2,455,137	2,560,931	2,423,630	2,528,066
Call loans		1,685,184	1,610,005	1,663,558	1,589,344
Korean Won bills bought		3,380,548	1,936,544	3,337,165	1,911,692
Foreign currency bills bought		3,584,050	3,730,195	3,538,055	3,682,325
Payments on guarantees and acceptances		25,138	30,563	24,815	30,171
Credit card loans		3,861,377	4,248,288	3,811,823	4,193,769
Bonds purchased with resale agreements		139,666	160,000	137,874	157,947
Privately placed bonds		3,176,658	2,543,897	3,135,891	2,511,251
Factoring receivables		184,904	163,775	182,531	161,673
Loans convertible into equity securities		—	11,813	—	11,661
Financing lease receivables		535,015	675,272	528,149	666,606
Cash management account		609,850	314,056	602,024	310,026
Other		17,197	22,233	16,976	21,947

		108,333,415	99,043,324	106,943,154	97,772,284
Less: allowance for loan losses		(1,740,944)	(1,916,982)	(1,718,602)	(1,892,381)
Add: present value premiums		56,814	72,509	56,085	71,579

	~~W~~	106,649,285	97,198,851	$105,280,637	95,951,482

(b)	The maturities of loans by remaining periods as of December 31, 2005 and 2004 are as follows:
(in millions of Won)

			Loans in foreign
At December 31, 2005	Loans in Won		currencies	Other	Total
Due in 3 months or less	~~W~~	15,866,895	911,135	11,100,783	27,878,813
Due after 3 months through 6 months		15,382,730	695,548	2,020,240	18,098,518
Due after 6 months through 1 year		23,330,127	1,463,343	1,875,970	26,669,440
Due after 1 year through 3 years		10,730,893	1,418,377	2,187,264	14,336,534
Thereafter		17,887,698	991,945	2,470,467	21,350,110

	~~W~~	83,198,343	5,480,348	19,654,724	108,333,415

(in millions of Won)

			Loans in foreign
At December 31, 2004	Loans in Won		currencies	Other	Total
Due in 3 months or less	~~W~~	13,584,093	1,081,771	10,317,275	24,983,139
Due after 3 months through 6 months		15,996,430	839,399	2,134,719	18,970,548
Due after 6 months through 1 year		24,312,020	1,581,403	1,105,165	26,998,588
Due after 1 year through 3 years		10,415,603	632,997	1,993,425	13,042,025
Thereafter		11,291,013	1,301,023	2,456,987	15,049,023

	~~W~~	75,599,159	5,436,593	18,007,571	99,043,323

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(6) Loans, Continued
(c)	Loans classified by country as of December 31, 2005 and 2004 are as follows:
(in millions of Won, except ratio)

	2005
			Loans in foreign
	Loans in Won		Currencies	Other loans	Total	Ratio (%)
Korea	~~W~~	83,198,343	3,194,707	19,386,635	105,779,685	97.66
U.S.A.		—	597,879	43,455	641,334	0.59
U.K.		—	56,894	153,525	210,419	0.19
Japan		—	739,083	481	739,564	0.68
Germany		—	24,598	28,071	52,669	0.05
Panama		—	71,466	—	71,466	0.07
Indonesia		—	15,195	—	15,195	0.01
Thailand		—	3,240	—	3,240	—
Vietnam		—	77,389	2,788	80,177	0.07
Hong Kong		—	45,174	12,614	57,788	0.05
China		—	282,978	25,870	308,848	0.29
Singapore		—	6,759	—	6,759	0.01
Pakistan		—	4,052	—	4,052	—
Netherlands		—	5,355	—	5,355	—
Other		—	355,579	1,285	356,864	0.33

	~~W~~	83,198,343	5,480,348	19,654,724	108,333,415	100.00

(in millions of Won, except ratio)

	2004
			Loans in foreign
	Loans in Won		Currencies	Other loans	Total	Ratio (%)
Korea	~~W~~	75,599,159	2,909,436	17,614,467	96,123,062	97.05
U.S.A.		—	625,080	35,489	660,569	0.67
U.K.		—	59,923	109,104	169,027	0.17
Japan		—	932,006	496	932,502	0.94
Germany		—	768	—	768	0.00
Panama		—	81,315	—	81,315	0.08
Indonesia		—	18,888	—	18,888	0.02
Thailand		—	522	—	522	0.00
Vietnam		—	66,421	1,695	68,116	0.07
Hong Kong		—	29,706	8,568	38,274	0.04
China		—	417,302	20,556	437,858	0.44
Other		—	295,226	217,196	512,422	0.52

	~~W~~	75,599,159	5,436,593	18,007,571	99,043,323	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(6) Loans, Continued
(d)	Loans classified by consumer as of December 31, 2005 and 2004 are as follows:
(in millions of Won, except ratio)

	2005
			Loans in foreign
	Loans in Won		currencies	Other	Total	Ratio (%)
Corporate	~~W~~	39,016,926	5,343,603	15,572,638	59,933,167	55.32
Household		43,077,328	95,755	1,640,459	44,813,542	41.37
Public and other		1,104,089	40,990	2,441,627	3,586,706	3.31

	~~W~~	83,198,343	5,480,348	19,654,724	108,333,415	100.00

(in millions of Won, except ratio)

	2004
			Loans in foreign
	Loans in Won		currencies	Other	Total	Ratio (%)
Corporate	~~W~~	37,647,775	4,667,474	13,051,348	55,366,597	55.90
Household		37,020,155	84,071	3,288,317	40,392,543	40.78
Public and other		931,229	685,048	1,667,906	3,284,183	3.32

	~~W~~	75,599,159	5,436,593	18,007,571	99,043,323	100.00

(e)	Restructured loans due to commencement of bankruptcy proceedings, composition proceedings or workout programs for the years ended December 31, 2005 and 2004 are as follows:
(in millions of Won)

	2005
			Workout
			Corporate	Individuals
	Composition		loans	loans	Total
Equity converted from loans	~~W~~	—	11,000	—	11,000
Loans for equity conversion		63	9,444	—	9,507
Reduction in principal		973	—	—	973
Modification of terms		688	23,747	10,688	35,123

Balance before restructuring		1,724	44,191	10,688	56,603
Balance after restructuring		—	16,494	7,229	23,723

Loss resulting from restructuring	~~W~~	1,724	27,697	3,459	32,880

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(6) Loans, Continued
(in millions of Won)

	2004
	Creditor				Workout
	banks				Corporate	Individuals
	receivership		Composition	Bankruptcy	loans	loans	Total
Equity converted from loans	~~W~~	117,100	284	7,936	192,100	—	317,420
Reduction in principal		—	—	19,049	—	—	19,049
Reduction in interest rate		—	6,174	4,860	—	11,394	22,428

Balance before restructuring		117,100	6,458	31,845	192,100	11,394	358,897
Balance after restructuring		37,570	6,174	12,796	58,694	6,607	121,841

Loss resulting from restructuring	~~W~~	79,530	284	19,049	133,406	4,787	237,056

(f)	Changes in allowance for losses on loans, accounts receivable and accrued income for the years ended December 31, 2005 and 2004 are as follows:
(in millions of Won)

	2005
	Beginning		Increase	Ending
	balance		(Decrease)	balance
Shinhan Bank	~~W~~	745,759	(62,202)	683,557
Shinhan Bank (Trust account)		10,752	(4,624)	6,128
Shinhan Finance		1,533	(267)	1,266
Chohung Bank		1,014,729	(125,454)	889,275
Chohung Bank (Trust account)		3,087	(1,379)	1,708
Chohung ITMC		11	8	19
Chohung Finance		3,998	(115)	3,883
CHB America		2,608	226	2,834
Chohung Deutschland		1,079	(298)	781
Good Morning Shinhan Securities		21,676	5,580	27,256
Shinhan Life Insurance		—	17,740	17,740
Shinhan Card		74,193	(6,793)	67,400
Shinhan Capital		27,022	3,351	30,373
Shinhan BNPP ITMC		12	6	18
Jeju Bank		32,145	(6,816)	25,329
SH&C Life Insurance		15	31	46
Shinhan Macquarie		53	(53)	—

	~~W~~	1,938,672	(181,059)	1,757,613

Allowance for losses on other assets and disposition of operating lease assets is included in allowance for loan losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(6) Loans, Continued
(in millions of Won)

	2004
	Beginning		Increase	Ending
	balance		(Decrease)	balance
Shinhan Bank	~~W~~	873,234	(127,475)	745,759
Shinhan Bank (Trust account)		18,336	(7,584)	10,752
Shinhan Finance		3,875	(2,342)	1,533
Chohung Bank		1,723,689	(708,960)	1,014,729
Chohung Bank (Trust account)		23,359	(20,272)	3,087
Chohung ITMC		11	—	11
Chohung Finance		4,549	(551)	3,998
CHB America		4,252	(1,644)	2,608
Chohung Deutschland		2,696	(1,617)	1,079
Good Morning Shinhan Securities		36,260	(14,584)	21,676
Shinhan Card		119,553	(45,360)	74,193
Shinhan Capital		18,936	8,086	27,022
Shinhan BNPP ITMC		14	(2)	12
Jeju Bank		35,270	(3,125)	32,145
SH&C Life Insurance		—	15	15
Shinhan Macquarie		—	53	53

	~~W~~	2,864,034	(925,362)	1,938,672

Allowance for losses on other assets and disposition of operating lease assets is included in allowance for loan losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(6) Loans, Continued
(g)	As of December 31, 2005 and 2004, details of loan balances and the related allowance for loan losses by asset credit risk classification are as follows:
(in millions of Won, except provision ratio)

	2005				2004
				Provision				Provision
	Balance		Allowance	ratio (%)	Balance		Allowance	ratio (%)
Corporate loans

Normal	~~W~~	56,599,263	399,639	0.71	~~W~~	52,610,092	384,688	0.73
Precautionary		1,606,110	230,826	14.37		1,647,412	181,937	11.04
Substandard		468,533	103,580	22.11		582,924	156,863	26.91
Doubtful		12,806	12,074	94.28		74,941	70,363	93.89
Estimated loss		209,338	209,338	100.00		193,538	193,538	100.00

		58,896,050	955,457	1.62		55,108,907	987,389	1.79

Household loans

Normal		42,588,764	336,940	0.79		36,226,793	274,744	0.76
Precautionary		158,938	35,881	22.58		209,884	27,707	13.20
Substandard		220,882	44,826	20.29		325,986	65,405	20.06
Doubtful		83,654	77,898	93.12		158,558	141,093	88.98
Estimated loss		73,241	73,241	100.00		98,934	98,934	100.00

		43,125,479	568,786	1.32		37,020,155	607,883	1.64

Credit card loans

Normal		3,508,375	49,163	1.40		3,607,750	40,473	1.12
Precautionary		209,702	34,668	16.53		385,369	47,083	12.22
Substandard		995	199	20.00		1,705	340	19.94
Doubtful		93,341	72,515	77.69		174,809	129,978	74.35
Estimated loss		48,964	48,964	100.00		78,655	78,655	100.00

		3,861,377	205,509	5.32		4,248,288	296,529	6.98

Loans convertible into equity securities		—	—	—		11,813	2,263	19.16

Other		1,207,327	27,861	2.31		338,945	20,824	6.14

Present value discount		—	—	—		—	23,784	—

	~~W~~	107,090,233	1,757,613	1.64		96,728,108	1,938,672	2.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(6) Loans, Continued
(h)	Effective 2005, the Consolidated Company reclassifies certain fees and commission income on credit card accounts to interest income. Additionally, gain from disposition of written-off loans which had previously been charged as a reversal of allowance for loan losses is recorded as other non-interest income. Therefore, the aforementioned accounts of the prior year were reclassified to conform to the current year’s presentation for comparative purposes; however, reclassifications had no effect on the previously reported prior period net income or shareholders’ equity of the Consolidated Company.
(7) Fixed Assets
Fixed assets as of December 31, 2005 and 2004 consist of the following:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Tangible assets:

Land	~~W~~	989,840	996,790	$977,137	983,998
Buildings		939,631	758,747	927,573	749,010
Other		1,297,903	1,172,142	1,281,247	1,157,100

		3,227,374	2,927,679	3,185,957	2,890,108
Less: accumulated depreciation		(1,340,899)	(1,069,141)	(1,323,691)	(1,055,421)

		1,886,475	1,858,538	1,862,266	1,834,687

Intangible assets:
Goodwill		1,590,810	1,050,013	1,570,395	1,036,538
Negative goodwill		(4,284)	(4,970)	(4,229)	(4,906)
Other		18,025	17,718	17,793	17,490

		1,604,551	1,062,761	1,583,959	1,049,122

Other fixed assets		—	312	—	308

	~~W~~	3,491,026	2,921,611	$3,446,225	2,884,117

As of December 31, 2005 and 2004, the Consolidated Company maintains insurance policies covering loss and liability arising from automobile accidents.
(in millions of Won)

	Book value			Declared value
	2005		2004	2005	2004
Land (Domestic only)	~~W~~	989,241	993,997	1,093,501	1,017,147

The officially declared value, which is used for government purposes, does not represent the fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(8) Other Assets
Other assets as of December 31, 2005 and 2004 consist of the following:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Accounts receivable	~~W~~	2,052,413	4,486,134	$2,026,074	4,428,563
Advance payments		24,354	30,698	24,041	30,304
Prepaid expenses		57,086	32,895	56,353	32,473
Prepaid income taxes		6,326	3,832	6,245	3,783
Accrued interest income		624,732	515,198	616,715	508,587
Operating lease assets		333,201	413,204	328,925	407,901
Less: accumulated depreciation		(178,665)	(213,045)	(176,372)	(210,311)
Less: allowance for loss on disposition of operating lease assets		(478)	(1,729)	(472)	(1,707)
Guarantee deposits paid		1,080,840	960,688	1,066,969	948,359
Deferred tax assets		14,845	251,826	14,654	248,594
Derivative assets		965,980	1,722,518	953,583	1,700,413
Other		7,114,716	3,964,412	7,023,412	3,913,536

		12,095,350	12,166,631	11,940,127	12,010,495
Less: allowance for losses		(16,191)	(19,961)	(15,983)	(19,705)
Less: present value discount		(146)	—	(144)	—

	~~W~~	12,079,013	12,146,670	$11,924,000	11,990,790

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(9) Deposits
(a)	Deposits as of December 31, 2005 and 2004 consist of the following:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Deposits in Korean Won	~~W~~	77,187,102	74,764,329	$76,196,547	73,804,866
Deposits in foreign currencies		3,647,265	4,702,413	3,600,459	4,642,066
Negotiable certificates of deposits		10,683,261	8,050,705	10,546,161	7,947,389

		91,517,628	87,517,447	90,343,167	86,394,321
Add: present value premium		3,190	10,613	3,149	10,477

	~~W~~	91,520,818	87,528,060	$90,346,316	86,404,798

(b)	The maturities of deposits by remaining periods as of December 31, 2005 and 2004 are as follows:
(in millions of Won)

			Deposits in	Negotiable
	Deposits in		foreign	certificates
At December 31, 2005	Korean Won		currencies	of deposits	Total
Due in 3 months or less	~~W~~	20,529,031	1,839,779	3,963,745	26,332,555
Due after 3 months through 6 months		5,203,419	362,694	2,391,456	7,957,569
Due after 6 months through 1 year		15,124,076	360,335	3,059,492	18,543,903
Due after 1 year through 3 years		20,910,032	989,497	1,268,400	23,167,929
Thereafter		15,420,544	94,960	168	15,515,672

	~~W~~	77,187,102	3,647,265	10,683,261	91,517,628

(in millions of Won)

			Deposits in	Negotiable
	Deposits in		foreign	certificates
At December 31, 2004	Korean Won		currencies	of deposits	Total
Due in 3 months or less	~~W~~	16,913,503	3,281,757	3,843,013	24,038,273
Due after 3 months through 6 months		6,200,518	419,208	2,257,692	8,877,418
Due after 6 months through 1 year		17,855,972	318,957	1,758,159	19,933,088
Due after 1 year through 3 years		4,986,553	646,547	191,450	5,824,550
Thereafter		28,807,783	35,944	391	28,844,118

	~~W~~	74,764,329	4,702,413	8,050,705	87,517,447

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(10) Borrowings
(a)	Borrowings as of December 31, 2005 and 2004 consist of the following:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Borrowings in Won	~~W~~	3,787,473	3,555,560	$3,738,868	3,509,931
Borrowings in foreign currencies		6,423,574	5,813,467	6,341,139	5,738,862
Bonds sold with repurchase agreements		4,214,206	3,533,025	4,160,124	3,487,685
Bills sold		359,537	722,978	354,923	713,700
Due to the Bank of Korea in foreign currencies		134,921	46,394	133,190	45,799
Call money		996,678	1,223,610	983,887	1,207,907

	~~W~~	15,916,389	14,895,034	$15,712,131	14,703,884

(b)	The maturities of borrowings as of December 31, 2005 and 2004 are as follows:
(in millions of Won)

			Borrowings
	Borrowings		in foreign
At December 31, 2005	in Won		currencies	Other	Total
Due in 3 months or less	~~W~~	1,850,841	2,880,865	2,825,311	7,557,017
Due after 3 months through 6 months		113,997	2,018,393	786,450	2,918,840
Due after 6 months through 1 year		86,565	943,935	1,907,897	2,938,397
Due after 1 year through 3 years		593,231	514,312	185,684	1,293,227
Thereafter		1,142,839	66,069	—	1,208,908

	~~W~~	3,787,473	6,423,574	5,705,342	15,916,389

(in millions of Won)

			Borrowings
	Borrowings		in foreign
At December 31, 2004	in Won		currencies	Other	Total
Due in 3 months or less	~~W~~	1,772,092	2,630,376	2,801,386	7,203,854
Due after 3 months through 6 months		59,493	1,532,872	1,283,120	2,875,485
Due after 6 months through 1 year		136,528	1,232,075	1,302,696	2,671,299
Due after 1 year through 3 years		441,868	394,373	138,805	975,046
Thereafter		1,145,579	23,771	—	1,169,350

	~~W~~	3,555,560	5,813,467	5,526,007	14,895,034

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(11) Debentures
(a)	Debentures as of December 31, 2005 and 2004 consist of the following:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Debentures in Korean Won	~~W~~	20,561,155	18,020,775	$20,297,290	17,789,511
Debentures in foreign currencies		2,281,747	2,142,441	2,252,465	2,114,947

		22,842,902	20,163,216	22,549,755	19,904,458
Less: discounts		(55,905)	(133,110)	(55,188)	(131,402)
Add: present value premiums		53,159	84,064	52,477	82,985

	~~W~~	22,840,156	20,114,170	$22,547,044	19,856,041

(b)	Details of debentures in Korean Won as of December 31, 2005 and 2004 are as follows:
(in millions of Won, except interest rate)

	2005			2004
			Interest rate			Interest rate
	Face value		(%)	Face value		(%)
Discounted debentures	~~W~~	1,780,000	3.25 - 9.92	~~W~~	6,658,000	3.93 - 6.91
Coupon debentures		14,365,913	1.13 - 8.14		7,608,469	4.17 - 7.47
Subordinated debentures		3,860,182	4.56 - 14.45		3,360,202	5.58 - 14.45
Hybrid securities (*)		272,564	7.80		272,564	7.80
Other		341,700	—		95,480	—

		20,620,359			17,994,715
Add: loss(gain) on fair value hedge		(59,204)			26,060

	~~W~~	20,561,155		~~W~~	18,020,775

(*) Hybrid securities issued by Chohung Bank

Redemption:	Redeemable for five years after issuance date

Interest rate:	7.8% for 10 years after issuance date

Thereafter — 50% of the difference between 7.8% and five-year maturity government bonds rate is added.

Interest payment:	Quarterly paid

Maturity date:	30 years after issuance date (renewable by Chohung Bank)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(11)	Debentures, Continued
(c)	Details of debentures in foreign currencies as of December 31, 2005 and 2004 are as follows:
(in millions of Won and thousands of U.S. dollars, except interest rate)

	2005				2004
		Equivalent			U.S.	Equivalent		Interest
	U.S. dollars	Won		Interest rate (%)	dollars	Won		rate (%)
MTN (*)	$809,240	~~W~~	819,760	1.95-6.83	$1,120,792	~~W~~	1,169,884	1.59 - 6.25
Hybrid securities (**)	300,000		303,900	5.66	—		—	—
Non-guaranteed debentures	110,000		111,430	5.13-6.25	34,061		35,553	Libor+0.85
Subordinated debentures	1,033,225		1,046,657	4.50-11.88	897,685		937,004	11.50-11.88

	$2,252,465	~~W~~	2,281,747		$2,052,538	~~W~~	2,142,441

(*)	Shinhan Bank established a program to issue Euro Medium Term Note (EMTN) on November 9, 1995 and Global Medium Term Note (GMTN). Details of the program is as follows:

Total amount which can be issued:	US$3,000,000 thousand

Place of trading:	Singapore Stock Exchange

Issue price:	Face value or discounted value

Maturity date and interest date:	Various depending on date of issuance

Redemption:	Lump-sum payment at maturity date

(**)	Details of hybrid securities issued by Shinhan Bank is as follows:

Maturity date:	March 2, 2035

First date to exercise option:	March 2, 2015

Interest payment term:	Interest paid at 5.663% from March 2, 2005 to March 2, 2015
Interest paid at 3M Libor +199bp for thereafter

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(11)	Debentures, Continued
(d)	The maturities of debentures as of December 31, 2005 and 2004 are as follows:
(in millions of Won)

	Debentures in		Debentures in
At December 31, 2005	Korean Won		foreign currencies	Total
Due in 3 months or less	~~W~~	991,956	60,851	1,052,807
Due after 3 months through 6 months		2,127,924	38,293	2,166,217
Due after 6 months through 12 months		3,102,507	195,566	3,298,073
Due after 1 year through 3 years		11,115,253	491,305	11,606,558
Thereafter		3,223,515	1,495,732	4,719,247

	~~W~~	20,561,155	2,281,747	22,842,902

(in millions of Won)

	Debentures in		Debentures in
At December 31, 2004	Korean Won		foreign currencies	Total
Due in 3 months or less	~~W~~	2,378,450	104,380	2,482,830
Due after 3 months through 6 months		2,759,009	—	2,759,009
Due after 6 months through 12 months		5,318,130	356,009	5,674,139
Due after 1 year through 3 years		3,843,013	208,760	4,051,773
Thereafter		3,722,173	1,473,292	5,195,465

	~~W~~	18,020,775	2,142,441	20,163,216

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(12)	Retirement and Severance Benefits
Changes in retirement and severance benefits for the years ended December 31, 2005 and 2004 are as follows:

	(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Estimated severance liability at beginning of year	~~W~~	174,625	347,913	$172,384	343,448
Changes in consolidation scope		2,769	202	2,733	199
Adjustment due to foreign exchange rate		(96)	(69)	(95)	(68)
Payment		(31,783)	(266,697)	(31,375)	(263,274)
Retirement benefit transferred		—	(151)	—	(149)
Provision		107,293	93,427	105,917	92,228

Estimated severance liability at end of year		252,808	174,625	249,564	172,384
Less: deposit for severance benefit insurance		(74,649)	(95,277)	(73,691)	(94,054)
contribution to National Pension Fund		(90)	(110)	(89)	(109)

Net balance at end of year	~~W~~	178,069	79,238	$175,784	78,221

(13)	Other Liabilities
Other liabilities as of December 31, 2005 and 2004 consist of the following:

	(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Allowance for losses on guarantees and acceptances (note 14)	~~W~~	60,236	36,894	$59,463	36,421
Other allowances		413,270	183,397	407,966	181,043
Borrowings from trust accounts		708,923	547,499	699,825	540,473
Foreign exchange remittances pending		146,823	200,414	144,939	197,842
Securities sold		1,210,559	1,080,355	1,195,024	1,066,491
Accounts payable		1,630,781	4,591,449	1,609,853	4,532,526
Accrued expenses		2,024,573	1,806,144	1,998,591	1,782,965
Income tax payable		170,272	289,242	168,087	285,530
Dividend payable		2,186	1,653	2,158	1,632
Advance receipts		7,858	2,941	7,757	2,903
Unearned revenues		141,546	149,547	139,730	147,628
Taxes withheld		91,676	42,361	90,500	41,817
Guarantee deposits received		277,086	289,281	273,530	285,569
Derivatives liabilities		915,494	1,640,570	903,745	1,619,516
Deferred tax liabilities		190,611	—	188,165	—
Other		12,238,449	5,518,035	12,081,391	5,447,221

	~~W~~	20,230,343	16,379,782	$19,970,724	16,169,577

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(14)	Guarantees and Acceptances
(a)	The guarantees and acceptances as of December 31, 2005 and 2004 are as follows:
(in millions of Won)

	2005		2004
Guarantees and acceptances outstanding

Guarantees and acceptances in Won:

Guarantees for contract performance	~~W~~	118,020	155,786
Guarantees on loan collaterals		97,608	103,718
Guarantees on debentures		793	344
Other		904,523	827,134

		1,120,944	1,086,982

Guarantees and acceptances in foreign currencies:

Acceptances on letters of credit		316,998	366,215
Acceptances for letters of guarantee for importers		112,807	117,547
Other		866,494	890,145

		1,296,299	1,373,907

Contingent guarantees and acceptances

Letters of credit		2,585,645	2,913,678
Other		460,070	536,652

		3,045,715	3,450,330

	~~W~~	5,462,958	5,911,219

(b)	The guarantees and acceptances provided by country as of December 31, 2005 and 2004 are as follows:
(in millions of Won, except ratio)

	2005
	Guarantees and acceptances outstanding in						Contingent guarantees
	Won			Foreign currencies			and acceptances
	Balance		Ratio (%)	Balance		Ratio (%)	Balance		Ratio (%)
Korea	~~W~~	1,120,944	100.00	~~W~~	1,152,140	88.88	~~W~~	2,936,415	96.41
U.S.A.		—	—		91,353	7.05		58,052	1.91
Japan		—	—		34,404	2.65		25,390	0.83
U.K.		—	—		5,065	0.39		6,980	0.23
China		—	—		3,413	0.26		2,453	0.08
Vietnam		—	—		3,624	0.28		6,819	0.22
Other		—	—		6,300	0.49		9,606	0.32

	~~W~~	1,120,944	100.00	~~W~~	1,296,299	100.00	~~W~~	3,045,715	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(14)	Guarantees and Acceptances, Continued
(in millions of Won, except ratio)

	2004
	Guarantees and acceptances outstanding in						Contingent guarantees
	Won			Foreign currencies			and acceptances
	Balance		Ratio (%)	Balance		Ratio (%)	Balance		Ratio (%)
Korea	~~W~~	1,086,982	100.00	~~W~~	1,208,927	87.99	~~W~~	3,322,834	96.30
U.S.A.		—	—		99,490	7.24		63,987	1.85
Japan		—	—		33,239	2.42		10,673	0.31
U.K.		—	—		13,423	0.98		9,756	0.28
China		—	—		6,730	0.49		22,299	0.65
Vietnam		—	—		2,013	0.15		6,154	0.18
Hong Kong		—	—		9,229	0.67		9,112	0.26
Other		—	—		856	0.06		5,515	0.17

	~~W~~	1,086,982	100.00	~~W~~	1,373,907	100.00	~~W~~	3,450,330	100.00

(c)	The guarantees and acceptances provided by consumer as of December 31, 2005 and 2004 are as follows:
(in millions of Won, except ratio)

	2005
	Guarantees and acceptances outstanding in						Contingent guarantees
	Won			Foreign currencies			and acceptances
	Balance		Ratio (%)	Balance		Ratio (%)	Balance		Ratio (%)
Corporate	~~W~~	1,120,077	99.92	~~W~~	1,295,965	99.97	~~W~~	2,879,752	94.55
Household		867	0.08		—	—		165,963	5.45
Public and other		—	—		334	0.03		—	—

	~~W~~	1,120,944	100.00	~~W~~	1,296,299	100.00	~~W~~	3,045,715	100.00

(in millions of Won, except ratio)

	2004
	Guarantees and acceptances outstanding in						Contingent guarantees
	Won			Foreign currencies			and acceptances
	Balance		Ratio (%)	Balance		Ratio (%)	Balance		Ratio (%)
Corporate	~~W~~	1,066,835	98.15	~~W~~	1,372,446	99.89	~~W~~	3,410,728	98.85
Household		18,726	1.72		1,426	0.11		352	0.01
Public and other		1,421	0.13		35	—		39,250	1.14

	~~W~~	1,086,982	100.00	~~W~~	1,373,907	100.00	~~W~~	3,450,330	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(14)	Guarantees and Acceptances, Continued
(d)	Effective year 2005, the Consolidated Company provides an allowance for losses on outstanding and contingent guarantees and acceptances and endorsed bills applying “Credit Conversion Factor” in estimating the expected loss. As of December 31, 2005 and 2004, details of allowances for loss on guarantees and acceptances are as follows:
(in millions of Won)

	2005
	Normal		Precautionary	Substandard	Doubtful	Estimated loss	Total
Guarantees and acceptances outstanding:

Balance	~~W~~	2,237,353	176,055	1,937	—	1,898	2,417,243
Allowances		10,112	28,768	524	—	1,895	41,299

Ratio (%)		0.45	16.34	27.05	—	99.84	1.71

Contingent guarantees and acceptances:

Balance	~~W~~	2,884,867	151,153	3,392	—	6,303	3,045,715
Allowances		6,605	4,228	653	—	6,303	17,789

Ratio (%)		0.23	2.80	19.25	—	100.00	0.58

Total
Balance	~~W~~	5,122,220	327,208	5,329	—	8,201	5,462,958
Allowances		16,717	32,996	1,177	—	8,198	59,088

Ratio (%)		0.33	10.08	22.09	—	99.96	1.08

(*)	~~W~~1,148 million of allowance for endorsed bills excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(14)	Guarantees and Acceptances, Continued
(in millions of Won)

				2004
	Normal		Precautionary	Substandard	Doubtful	Estimated loss	Total
Guarantees and acceptances outstanding:

Guarantees and acceptances outstanding in Won

Balance	~~W~~	944,973	141,524	406	39	40	1,086,982
Allowances		—	26,001	81	36	40	26,158

Ratio (%)		—	18.37	19.95	92.31	100.00	2.41

Guarantees and acceptances outstanding in foreign currencies

Balance	~~W~~	1,334,119	35,511	2,469	2	1,806	1,373,907
Allowances		—	8,435	493	2	1,806	10,736

Ratio (%)		—	23.75	19.97	100.00	100.00	0.78

Total

Balance	~~W~~	2,279,092	177,035	2,875	41	1,846	2,460,889
Allowances		—	34,436	574	38	1,846	36,894

Ratio (%)		—	19.45	19.97	92.68	100.00	1.50

(e)	As of December 31, 2005, 2004 and 2003, allowance ratios to guarantees and acceptances are as follows:
(in millions of Won)

	2005		2004	2003
Guarantees and acceptances	~~W~~	5,462,958	2,460,889	2,275,222
Allowances for loss on guarantees and acceptances	~~W~~	59,088	36,894	57,398

Ratio (%)		1.08	1.50	2.52

(15) Pledged assets
Assets pledged as collateral as of December 31, 2005 and 2004 are as follows:
(in millions of Won)

Accounts	2005		2004	Related transactions for
Cash and due from banks	~~W~~	2,670	5,440	Credit card loans and beneficiary certificates
Securities		10,001,808	6,805,728	Borrowings, derivatives and settlements
Land and buildings		177,749	176,443	Collaterals

	~~W~~	10,182,227	6,987,611

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(16)	Insured assets

Details of insured assets as of December 31, 2005 and 2004 are as follows:
(in millions of Won)

Assets insured	2005		2004
Cash	~~W~~	108,930	23,415
Tangible assets used in operations		1,216,508	849,249
Other tangible assets		303,632	140,437

	~~W~~	1,629,070	1,013,101

In addition, the Consolidated Company maintains fire insurance for its assets, key employees’ indemnity insurance, workers’ compensation insurance for its employees and other insurance policies covering loss and liability arising from accidents.

(17)	Assets and Liabilities Denominated in Foreign Currency

Assets and liabilities denominated in foreign currency as of December 31, 2005 and 2004 are as follows:
(in millions of Won and thousands of U.S. dollars)

	Foreign currency		Won equivalent
	2005	2004	2005		2004
Assets:

Cash and due from banks	$809,488	852,668	~~W~~	820,011	903,550
Securities	1,046,610	999,203		1,060,217	1,042,476
Loans	12,697,555	12,217,602		12,862,620	12,755,773
Other assets	51,083	1,637,531		51,746	1,709,260

	$14,604,736	15,707,004	~~W~~	14,794,594	16,411,059

Liabilities:

Deposits	$3,600,458	4,493,266	~~W~~	3,647,265	4,702,413
Borrowings	8,110,639	6,885,843		8,216,074	7,229,151
Debentures	2,252,465	2,052,540		2,281,747	2,142,441
Other liabilities	545,296	1,808,127		552,387	1,887,322

	$14,508,858	15,239,776	~~W~~	14,697,473	15,961,327

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(18)	Capital Stock
(a)	Details of preferred stocks issued as of December 31, 2005 are as follows:

	Number of	Predetermined
	shares	dividend rate (%) (*)	Redeemable period
Redeemable preferred stock:

Series 1	9,316,792	4.04	August 19, 2004 - August 18, 2006
Series 2	9,316,792	4.04	August 19, 2005 - August 18, 2007
Series 3	9,316,792	4.04	August 19, 2006 - August 18, 2008
Series 4	9,316,792	4.04	August 19, 2007 - August 18, 2009
Series 5	9,316,793	4.04	August 19, 2008 - August 18, 2010
Series 6	3,500,000	7.00	July 19, 2006 - August 18, 2006
Series 7	2,433,334	7.46	July 19, 2008 - August 18, 2008
Series 8	66,666	7.86	July 19, 2010 - August 18, 2010

	52,583,961

Redeemable convertible preferred stock:

Series 9 (**)	22,360,301	2.02	August 19, 2006 - August 18, 2008

	74,944,262

(*)	Based on initial issuance price

(**)	Convertible period: August 19, 2004 — August 18, 2007

Conversion ratio: 1 common share to 1 preferred stock

Conversion price in Won: ~~W~~18,086

22,360,302 shares were converted into common stock in 2005
(b)	Details of changes in capital stock for the years ended December 31, 2005 and 2004 are as follows:
(in millions of Won, except shares)

	Number of	Common		Preferred
	shares	stock		stock
Balance at January 1, 2004	391,705,864	~~W~~	1,472,007	486,523
Share exchange	24,917,711		124,588	—
Disposition of treasury stock	—		—	—

Balance at December 31, 2004	416,623,575	~~W~~	1,596,595	486,523

Share exchange	17,528,000		87,640	—
Preferred stock converted into common stock	—		111,802	(111,802)
Disposition of treasury stock	—		—	—

Balance at December 31, 2005	434,151,575	~~W~~	1,796,037	374,721

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(18)	Capital Stock, Continued
(c)	Details of preferred stock to be redeemed by appropriations of retained earnings
(in millions of Won, except price per share)

			Redemption
	Number of		price		Redemption
	shares	Redemption date	per share		amount
Series 1 redeemable preferred stock	9,316,792	August 18, 2006	~~W~~	18,544.423		172,774
Series 6 redeemable preferred stock	3,500,000	August 18, 2006		150,009.411		525,033

	12,816,792				~~W~~	697,807

(*) Redemption amount was calculated assuming that such redeemable preferred stock would be redeemed at the maturity date with agreed dividends yields (4.04% for Series 1 and 0.01% for Series 6); therefore actual amount may be different at the date of actual redemption.

(19)	Capital Adjustments

Capital adjustments as of December 31, 2005 and 2004 consist of the following:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Treasury stock	~~W~~	(312,720)	(203,570)	$(308,707)	(200,957)

Unrealized gain (loss) on securities:

Available-for-sale securities		946,523	497,359	934,376	490,976
Equity method investment securities		(1,005)	(642)	(992)	(634)

		945,518	496,717	933,384	490,342

Stock options: (note 20)

Options granted by Shinhan Financial Group		17,163	8,179	16,943	8,074
Options granted by the subsidiaries		(8,467)	463	(8,359)	457

		8,696	8,642	8,584	8,531

Valuation gain on derivatives		2,455	95	2,424	94

Cumulative effects on foreign currency translation adjustments		(31,891)	(21,261)	(31,482)	(20,988)

	~~W~~	612,058	280,623	$604,203	277,022

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(20)	Stock Options

The stock options consist of Shinhan Financial Group’s stock options, which were granted to the employees of the Consolidated Company, and the subsidiaries’ stock options, which were granted to the employees of the subsidiaries. As of December 31, 2005, details of the stock options granted by Shinhan Financial Group under a resolution at the Board of Directors’ meeting are as follows:
(a)	Details of Shinhan Financial Group’s stock options

Grant date	March 30, 2005		March 25, 2004		May 15, 2003		May 22, 2002
Number of options granted	2,695,200 options		1,301,600 options		1,156,300 options		1,004,200 options
Number of options expired to date	670,979 options		52,995 options		344,716 options		309,557 options

Number of options outstanding	2,004,221 options		1,248,605 options		811,584 options		694,643 options

Type of stock options	Cash-settled or equity settled options		Cash-settled or equity settled options		Cash-settled options		Cash-settled options
Exercise price in Won	~~W~~	28,006	~~W~~	21,595	~~W~~	11,800	~~W~~	18,910
Vesting period	Within four years after three years from grant date		Within three years after two years from grant date		Within four years after two years from grant date		Within four years after two years from grant date
(b)	The Consolidated Company calculated stock compensation costs using the fair value method for stock grant and details are as follows:

Grant date	March 30, 2005	March 25, 2004	May 15, 2003	May 22, 2002
Risk-free interest rate	4.07%	4.39%	—	—
Vesting period	5 years	3.5 years	—	—
Expected stock price volatility	17.92%	19.85%	—	—
Expected dividend yield	—	—	—	—
Expected ratios of no-exercise	—	—	—	—
Weighted average fair value in Won	~~W~~11,201	~~W~~7,696	—	—
(c)	Changes in stock compensation costs for the year ended December 31, 2005 are as follows:
(in millions of Won)

		Employees of
		Shinhan
Grant date	Stock compensation cost	Financial Group		subsidiaries	Total
March 30, 2005	Recorded at beginning of the year	~~W~~	—	—	—
	Incurred during the year		767	7,858	8,625
	To be recorded in subsequent periods		1,272	12,553	13,825
March 25, 2004	Recorded at beginning of the year		935	2,850	3,785
	Incurred during the year		1,095	3,658	4,753
	To be recorded in subsequent periods		386	685	1,071
May 15, 2003	Recorded at beginning of the year		1,035	3,360	4,395
	Incurred during the year		3,299	15,693	18,992
	To be recorded in subsequent periods		—	—	—
May 22, 2002	Recorded at beginning of the year		664	2,384	3,048
	Incurred during the year		2,270	9,760	12,030
	To be recorded in subsequent periods		—	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(21)	General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2005 and 2004 are as follows:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Salaries and wages	~~W~~	991,908	844,061	$979,179	833,229
Provision for retirement and severance benefits		106,643	93,231	105,274	92,035
Other employees benefits		360,114	312,053	355,493	308,048
Rent		88,058	77,261	86,928	76,270
Entertainment		20,295	20,503	20,035	20,240
Depreciation		178,922	182,349	176,626	180,009
Amortization		104,970	88,456	103,623	87,321
Tax and dues		92,166	100,255	90,983	98,968
Advertising		57,924	62,300	57,181	61,500
Other		426,988	407,418	421,508	402,190

	~~W~~	2,427,988	2,187,887	$2,396,830	2,159,810

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(22) Income Taxes
(a)	The Consolidated Company is subject to income taxes based on taxable income, which result in the normal tax rate of 27.5%.

The components of income tax expense for the years ended December 31, 2005 and 2004 are as follows:
(in millions of Won)

	2005		2004
Current income tax expense	~~W~~	388,917	386,377
Deferred income tax expense		405,521	(173,725)
Income tax expense added to equity		(530,797)	—

Income tax expense	~~W~~	263,642	212,652

(b)	Reconciliation of accounting income and taxable income for the years ended December 31, 2005 and 2004 are as follows
(in millions of Won)

	2005		2004
Income before income taxes	~~W~~	2,011,223	1,333,781
Increase (decrease) from temporary difference		(2,006,293)	(203,189)
Increase (decrease) from permanent difference		1,808,065	652,402

Taxable income	~~W~~	1,868,983	1,782,994

(c)	Effective tax rates for the years ended December 31, 2005 and 2004 are as follows:
(in millions of Won)

	2005		2004
Income taxes	~~W~~	263,642	212,652
Income before income taxes	~~W~~	2,011,223	1,333,781

Effective income tax rate (%)		13.11	15.94

(d)	For the years ended December 31, 2005 and 2004, ~~W~~530,797 million and ~~W~~67,776 million of income tax is reflected in the balance sheet as a deduction from stockholders’ equity, respectively, with respect to unrealized gain on available-for-sale securities and gain from disposition of treasury stocks.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(22) Income Taxes, Continued
(e)	Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2005 and 2004 are as follows:
(in millions of Won)

	2005
	Beginning				Ending
	balance		Increase	Decrease	balance
Deductible temporary differences:

Securities	~~W~~	9,890	879	962	9,807
Impairment loss on securities		1,403,710	—	284,886	1,118,824
Retirement and severance benefits		106,314	45,047	—	151,361
Provision for loan losses		575,418	—	230,400	345,018
Other allowances		216,845	—	302	216,543
Stock compensation costs		8,359	30,855	—	39,214
Restructured loans		439,132	—	108,064	331,068
Allowance for losses on guarantees and acceptances		—	177,303	—	177,303
Other		495,334	756,250	68,049	1,183,535

		3,255,002	1,010,334	692,663	3,572,673

Taxable temporary differences:

Securities		87,650	1,751,631	—	1,869,134
Unrealized loan on securities		812,114	81,722	147,111	746,725
Accrued income		240,891	—	13,458	227,433
Group retirement and severance benefits		100,428	44,898	—	145,326
Other		137,623	756,131	951	892,803

		1,378,706	2,634,382	161,520	3,851,568

Net (*)		1,876,296			(278,895)

Unrealizable temporary differences (**)		(984,411)			(406,980)

Realizable temporary differences		891,885			(685,275)
Tax effect of cumulative temporary difference		244,568			(188,681)
Tax effect of cumulative temporary differences in overseas subsidiaries		4,641			3,893
Tax credit		942			—
Tax effects of tax loss carryforwards		1,675			9,022

Net deferred tax assets(liability) (***)	~~W~~	251,826			(175,766)

(*)	~~W~~8,863 million of difference from tax return for 2004 was adjusted to ~~W~~157,760 million of temporary differences arising from consolidation of Shinhan Life Insurance is included.

(**)	Tax effects on temporary differences of ~~W~~3,277 million in Shinhan Financial Group, ~~W~~(-)5,450 million in Shinhan Bank, ~~W~~363,745 million in Chohung Bank, ~~W~~43,987 million in Shinhan Card and ~~W~~1,421 million in Good Morning Shinhan Securities are not recognized due to uncertainty of realization in the near future or offset to tax loss carryforwads.

(***)	The amount consists of ~~W~~14,845 million of deferred tax asset and ~~W~~(-)190,611 million of deferred tax liabilities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(22) Income Taxes, Continued
(in millions of Won)

	2004
	Beginning				Ending
	balance		Increase	Decrease	balance
Deductible temporary differences:

Securities	~~W~~	431,991	—	422,101	9,890
Impairment loss on securities		791,786	611,924	—	1,403,710
Retirement and severance benefits		93,656	12,658	—	106,314
Provision for loan losses		467,403	108,015	—	575,418
Other allowances		4,621	212,224	—	216,845
Stock compensation costs		7,324	1,035	—	8,359
Restructured loans		262,845	176,287	—	439,132
Allowance for losses on guarantees and acceptances		68,282	—	68,282	—
Other		271,342	245,204	21,212	495,334

		2,399,250	1,367,347	511,595	3,255,002

Taxable temporary differences:

Securities		22,281	67,246	1,877	87,650
Unrealized loan on securities		422,906	389,208	—	812,114
Accrued income		333,152	—	92,261	240,891
Group retirement and severance benefits		89,572	10,856	—	100,428
Other		84,295	115,048	61,720	137,623

		952,206	582,358	155,858	1,378,706

Net (*)		1,447,044			1,876,296

Unrealizable temporary differences (**)		(1,193,691)			(984,411)

Realizable temporary differences		253,353			891,885
Tax effect of cumulative temporary difference		71,165			244,568
Tax effect of cumulative temporary differences in overseas subsidiaries		5,745			4,641
Donation in excess of deductible limit		93			942
Tax effects of tax loss carryforwards		1,098			1,675

Net deferred tax assets(***)	~~W~~	78,101			251,826

(*)	~~W~~1,006 million and ~~W~~132 million of temporary differences arising from consolidation of Shinhan Macquarie and Shinhan Credit Information is included.

(**)	Tax effects on temporary differences of ~~W~~(-)40 million in Shinhan Financial Group, ~~W~~ (-)77,408 million in Shinhan Bank, ~~W~~1,019,785 million in Chohung Bank, ~~W~~37,035 million in Shinhan Card, ~~W~~6,644 million in Jeju Bank and ~~W~~ (-)1,605 million in SH&C Life Insurance are not recognized due to uncertainty of realization in the near future or offset to tax loss carryforwads.

(***)	The amount consists of ~~W~~251,826 million of deferred tax asset.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(23) Earnings Per Share
(a)	Earnings per share

Earnings per common share are calculated by dividing net income by the weighted average number of shares of common stock outstanding. Earnings per share for the years ended December 31, 2005 and 2004 are computed as follows:
(in millions of Won)

	2005		2004
Net income	~~W~~	1,732,067	1,050,295
Plus: extraordinary loss (gain)		—	—
Less: income taxes on extraordinary loss (gain)		—	—
Less: dividends on preferred stock		106,972	115,141

Ordinary income available for common stock		1,625,095	935,154
Weighted average number of shares outstanding		333,424,457	292,467,357

Ordinary income per share in Won and U.S. dollars	~~W~~	4,874	3,197

Net income per share in Won and U.S. dollars	~~W~~	4,874	3,197

(b)	Diluted earnings per share

For the year ended December 31, 2005 and 2004, if convertible preferred stock exercised, 25,613,127 shares of common stocks would be issued, and if preferred stock converted into common stock on issue date, weighted average number of common shares outstanding is 355,784,758.

Details of diluted ordinary / net earnings per share due to dilutive effect for the years ended December 31, 2005 and 2004 are as follows:
(in millions of Won)

	2005		2004
Ordinary income available for common stock	~~W~~	1,625,095	935,154
Plus: dividends on preferred stock		8,169	16,338
Plus: stock compensation costs		—	583

Diluted ordinary income and net earnings		1,633,264	952,075

Weighted average number of common shares outstanding		355,784,758	337,600,441

Diluted ordinary income per share in Won	~~W~~	4,591	2,820

Diluted net income per share in Won	~~W~~	4,591	2,820

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(23) Earnings Per Share, Continued
(c)	Securities applicable to common shares

		Number of shares
	Convertible (exercisable) period	to be issued
Redeemable convertible preferred stock	August 19, 2004 - August 18, 2007	22,360,301
Stock options	March 26, 2006 - March 25, 2009	1,248,605
	March 30, 2008 - March 30, 2012	2,004,221

		25,613,127

(d)	Ordinary income per share and net earnings per share for each quarters ended December 31, 2005 are as follows:
(in Won)

	1st quarter		2nd quarter	3rd quarter	4th quarter
Ordinary income and net earnings per share	~~W~~	1,159	1,423	1,219	1,309
Diluted ordinary income and net earnings per share		1,023	1,257	1,077	1,253

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(24) Dividends
     (a) Dividends for the years ended December 31, 2005 and 2004 are as follow:
(in millions of Won, except per share)

	2005
	Common		Preferred
	stocks		stocks	Total
Total number of share issued and outstanding		359,207,313	74,944,262	434,151,575
Shares excluded (*)		11,610,197	—	11,610,197

		347,597,116	74,944,262	422,541,378
Face value per share in Won		5,000	5,000	5,000
Dividend per share in Won (rate per share) (**)	~~W~~	800 (16%)	1,427 (28.55%)	911 (18.23%)

Dividends	~~W~~	278,077	106,972	385,049

(*)	Dividends on shares held by subsidiaries as of December 31, 2005 are not paid.

(**)	Dividends per share on preferred stock are weighted average amount and details are as follows:
(in millions of Won, except per share)

	Number of	Dividends per	Dividend rate
	shares	share in Won	per share (%)	Dividends
Redeemable preferred stock:

Series 1	9,316,792	730.67	14.61	6,807
Series 2	9,316,792	"	"	6,807
Series 3	9,316,792	"	"	6,807
Series 4	9,316,792	"	"	6,807
Series 5	9,316,793	"	"	6,808
Series 6	3,500,000	10,500.00	210.00	36,750
Series 7	2,433,334	11,190.00	223.80	27,230
Series 8	66,666	11,790.00	235.80	787

	52,583,961			98,803
Redeemable convertible preferred stock:

Series 9	22,360,301	365.34	7.31	8,169

	74,944,262			106,972

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(24) Dividends, Continued
(in millions of Won, except per share)

	2004
	Common		Preferred
	stocks		stocks	Total
Total number of share issued and outstanding		319,319,011	97,304,564	416,623,575
Shares excluded (*)		8,987,011	—	8,987,011

		310,332,000	97,304,564	407,636,564
Face value per share in Won		5,000	5,000	5,000
Dividend per share in Won (rate per share) (**)	~~W~~	750 (15%)	1,183 (23.66%)	853 (17.06%)

Dividends	~~W~~	232,749	115,141	347,890

(*)	Dividends on shares held by subsidiaries as of December 31, 2004 are not paid.

(**)	Dividends per share on preferred stock are weighted average amount and details are as follows:
(in millions of Won, except per share)

	Number of	Dividends per	Dividend rate
	shares	share in Won	per share (%)	Dividends
Redeemable preferred stock:

Series 1	9,316,792	730.67	14.61	6,807
Series 2	9,316,792	"	"	6,807
Series 3	9,316,792	"	"	6,807
Series 4	9,316,792	"	"	6,807
Series 5	9,316,793	"	"	6,808
Series 6	3,500,000	10,500.00	210.00	36,750
Series 7	2,433,334	11,190.00	223.80	27,230
Series 8	66,666	11,790.00	235.80	786

	52,583,961			98,802
Redeemable convertible preferred stock:

Series 9	44,720,603	365.34	7.31	16,339

	97,304,564			115,141

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(24) Dividends, Continued
(b)	Payout ratios for the years ended December 31, 2005 and 2004 are calculated as follows:
(in millions of Won, except payout ratio)

	2005				2004
	Common		Preferred		Common	Preferred
	stocks		stocks	Total	stocks	stocks	Total
Dividends in Won	~~W~~	278,077	106,972	385,049	232,749	115,141	347,890
Net earning in Won	~~W~~	1,625,095	106,972	1,732,067	935,154	115,141	1,050,295

Payout ratios (%)		17.11		22.23	24.89		33.12

(c)	Dividend yields on common shares for the years ended December 31, 2005 and 2004 are calculated as follows:
(in Won, except dividends yields)

	2005		2004
Dividends per share in Won	~~W~~	800	750
Stock price in Won at the balance sheet date	~~W~~	41,620	22,840

Dividends yields (%)		1.92	3.28

(25) Statements of Cash Flows
(a)	Cash and cash equivalents as of December 31, 2005 and 2004 in consolidated statements of cash flows are equivalent to cash and due from banks on the balance sheets.
(b)	Significant transactions not involving cash inflows or outflows for the years ended December 31, 2005 and 2004 are as follows:
(in millions of Won)

	2005		2004
Equity acquisition from subsidiaries through share exchange	~~W~~	730,432	526,798
Reclassification of available-for-sale securities to held-to-maturity securities		—	25,443
Reclassification from loans to loans to be converted into equity securities		10,244	—
Increase in present value discounts from restructuring of loans		2,833	—
Reclassification of loans to available-for-sale securities		40,184	137,338
Changes in retained earnings of subsidiaries		33,738	65,387
Changes in capital adjustments of subsidiaries		301,194	9,56,022
Reclassification of advance payments to financing leases		15,255	215,224
Reclassification of advance payments to operating lease assets		397	9,670
Recognition of goodwill related to Asset Indemnity		20,596	166,516
Adjustment to income tax expense		21,277	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(26) Derivatives
(a)	Details of unsettled derivative instruments as of December 31, 2005 and 2004 are as follows:
(in millions of Won)

		2005
		Purpose of transactions
		Trading		Hedge	Total
Currency related	Forwards	~~W~~	34,007,576	120,922	34,128,498
	Futures		140,048	—	140,048
	Swaps		10,589,165	787,513	11,376,678
	Options bought		4,083,451	—	4,083,451
	Options sold		2,871,034	—	2,871,034

			51,691,274	908,435	52,599,709
Interest rate related	Futures sold		92,729	—	92,729
	Futures bought		10,000	—	10,000
	Swaps		25,884,402	3,195,054	29,079,456
	Government bonds		5,373	—	5,373

			25,992,504	3,195,054	29,187,558
Stock price index related	Futures		312,402	—	312,402
	Options bought		354,242	—	354,242
	Options sold		367,959	—	367,959
	Options bought		585,702	—	585,702
	Options sold		645,584	—	645,584

			2,265,889	—	2,265,889
Other	Bought		102,750	—	102,750
	Sold		102,750	—	102,750

			205,500	—	205,500

		~~W~~	80,155,167	4,103,489	84,258,656

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(26) Derivatives, Continued
(in millions of Won)

		2004
		Purpose of transactions
		Trading		Hedge	Total
Currency related	Forwards	~~W~~	29,557,248	1,673,669	31,230,917
	Swap		6,151,203	579,547	6,730,750
	Options bought		2,551,206	—	2,551,206
	Options sold		1,982,251	—	1,982,251

			40,241,908	2,253,216	42,495,124

Interest rate related	Futures bought		167,398	3,131	170,529
	Futures sold		381,979	3,131	385,110
	Options bought		20,000	—	20,000
	Options sold		28,300	—	28,300
	Swap		26,783,764	3,178,188	29,961,952
	Government bonds		56,074	—	56,074

			27,437,515	3,184,450	30,621,965

Stock price index related	Futures		103,904	—	103,904
	Options bought		618,883	—	618,883
	Options sold		628,480	—	628,480
	Equity linked securities		266,850	—	266,850
	Warrants		262,943	—	262,943

			1,881,060	—	1,881,060

Other	Bought		152,711	—	152,711
	Sold		160,214	—	160,214

			312,925	—	312,925

		~~W~~	69,873,408	5,437,666	75,311,074

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(26) Derivatives, Continued
(b)	Valuation on trading and hedging derivative instruments as of December 31, 2005 and 2004 are as follows:
(in millions of Won)

	2005
	Valuation gain (losses)				Fair value
	Trading		Hedge	Total	Assets	Liabilities
Currency related:

Forwards	~~W~~	59,492	(310)	59,182	337,620	372,105
Swaps		(16,919)	(4,638)	(21,557)	349,822	209,172
Options bought		19,737	—	19,737	30,424	—
Options sold		(17,307)	—	(17,307)	—	49,636

		45,003	(4,948)	40,055	717,866	630,913

Interest rate related:

Swaps		(2,860)	(110,833)	(113,693)	174,705	261,596
Government bond futures		30	—	30	—	—

		(2,830)	(110,833)	(113,663)	174,705	261,596

Stock related:

Stock price futures		(17,456)	—	(17,456)	—	—
Options related to stock price bought		4,857	—	4,857	11,235	—
Options related to stock price sold		(1,843)	—	(1,843)	—	6,018
Options related to stock bought		6,595	—	6,595	51,007	—
Options related to stock sold		(4,765)	—	(4,765)	—	5,842

		(12,612)	—	(12,612)	62,242	11,860

Other:

Bought		833	—	833	11,167	5
Sold		(785)	—	(785)	—	11,120

		48	—	48	11,167	11,125

	~~W~~	29,609	(115,781)	(86,172)	965,980	915,494

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(26) Derivatives, Continued
(in millions of Won)

	2004
	Valuation gain (losses)				Fair value
	Trading		Hedge	Total	Assets	Liabilities
Currency related:

Forwards	~~W~~	139,008	—	139,008	991,815	986,718
Swap		26,079	(3,361)	22,718	428,493	360,861
Options bought		(39,183)	—	(39,183)	62,597	—
Options sold		(9,848)	—	(9,848)	—	89,540

		116,056	(3,361)	112,695	1,482,905	1,437,119

Interest rate related:

Options bought		1,077	—	1,077	99	—
Options sold		(1,113)	—	(1,113)	—	99
Swap		(90,768)	(38,294)	(129,062)	221,415	184,782
Government bonds		56	—	56	—	—

		(90,748)	(38,294)	(129,042)	221,514	184,881

Stock price index related:

Futures		(6,751)	—	(6,751)	—	—
Options bought		1,722	—	1,722	16,437	—
Options sold		(2,621)	—	(2,621)	—	16,860
Equity linked securities		(4,464)	—	(4,464)	—	—
Warrants		1,996	—	1,996	—	—

		(10,118)	—	(10,118)	16,437	16,860

Other
Bought		(1,932)	—	(1,932)	1,662	—
Sold		2,514	—	2,514	—	1,710

		582	—	582	1,662	1,710

	~~W~~	15,772	(41,655)	(25,883)	1,722,518	1,640,570

(27) Employees Benefits
As of December 31, 2005 and 2004, the Bank has provided housing loans to employees, amounting to ~~W~~188,510 million and ~~W~~165,856 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(28)	Commitments and Contingencies
(a)	Acquisition of Chohung Bank

On July 9, 2003, Shinhan FinancialmGroup made an agreement with the KDIC to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. Additionally, in accordance with the agreement, Shinhan Financial Group would be required to pay contingent consideration to the KDIC in relation to the earnings in the future and changes in fair value of assets and liabilities of Chohung Bank and the details are as follows:

▪ Asset Indemnity Payment

Amount	:	~~W~~652,284 million — asset indemnity amount for corporate loans, returned KAMCO loans and credit card loans

Payment date	:	earlier of 60 days after the date asset indemnity is determined as of June 30, 2005 or the date as agreed on

Interest	:	4.3% per annum

▪ General Indemnity Payment

Amount	:	~~W~~166,516 million (may be offset by any amounts due and payable by the KDIC to the Company in connection with the breach of representation or warranty)

Payment date	:	the second anniversary date of cash portion closing date

Interest	:	4.3% per annum

▪ Earn Out Payment

Amount	:	20% of the total excess amount, which means net income of Chohung Bank for fiscal years of 2004, 2005 and 2006 in excess of ~~W~~1,800 billion

Payment date	:	within 30 days after the date excess amount is determined for the fiscal year of 2006
Shinhan Financial Group made adjustments to reflect the General Indemnity Payment of ~~W~~166,516 million in 2004 and the Asset Indemnity Payment of ~~W~~220,714 million in 2005 as additions to goodwill. Other contingent considerations were not included in the acquisition cost, for the amount was not determinable.
(b)	Guarantees and acceptances and commitments as of December 31, 2005 are as follows:

	(in millions of Won)

Guarantees and acceptances outstanding	~~W~~	2,417,243

Contingent guarantees and acceptances		3,045,715

Loan commitments

Loan commitments in Won		61,017,594
Loan commitments in foreign currencies		7,886,947
Other		128,079

Endorsed bills		5,186,672

Loans sold under repurchase agreements		114,190

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(28)	Commitments and Contingencies, Continued
(c)	The Consolidated Company pledged their eight notes amounting to ~~W~~120,925 million to financial institutions as collateral for borrowings.

(d)	Litigation

As of December 31, 2005, the Consolidated Company has 211 pending lawsuits as a defendant (total amount: ~~W~~947,446 million). It is in the opinion of Shinhan Financial Group’s management, based on current knowledge and after consultation with external counsel, that the outcome of such matters will not have a material adverse effect on the Shinhan Financial Group’s consolidated financial statements.

(e)	Loans and securities related to companies involved in bankruptcy proceedings, composition proceedings or workout programs with creditors

As of December 31, 2005, the Consolidated Company is holding loans (including guarantees) provided to and securities issued by companies involved in bankruptcy proceedings, composition proceedings or workout programs with creditors amounting to ~~W~~3,377,478 million. The Consolidated Company recorded an allowance for losses on these loans and incurred valuation losses on these securities in accordance with accounting principles generally accepted in the Republic of Korea. However, the ultimate recoverability of these loans and securities will depend on the terms of the companies’ restructuring plans approved by the bankruptcy court or the creditors and the success of the companies in implementing the plans. The ultimate outcome of this matter cannot presently be determined.

(f)	Loans sold under repurchase agreements to Korea Asset Management Corporation

As of December 31, 2005, the Consolidated Company have outstanding loans, which were transferred to the Korea Asset Management Corporation (“KAMCO”) and are subject to be repurchased when certain conditions are met, amounting to ~~W~~21,771 million. Related to these outstanding loans, those subsidiaries established ~~W~~7,791 million of an allowance for loan losses as of December 31, 2005. However, additional gains or losses will be recorded upon repurchase of or settlement for the loans by KAMCO in accordance with the recourse provisions.

(g)	Asset-backed securitization

With respect to the disposition of non-performing loans to SPCs, Chohung Bank has granted ~~W~~90,000 million of the right of recourse for the disposition, and it provides ~~W~~40,000 million of debt securities as collaterals and ~~W~~16,000 million of recourse liabilities to the SPC, as of December 31, 2005. In accordance with those asset-backed securitization plans, additional losses may be recorded upon exercising reselling rights.

(h)	Subsidy for trust accounts

As of December 31, 2005, Shinhan Bank, Chohung Bank and Jeju Bank guarantee repayment of principal and, in certain cases, minimum interest earnings on trust account assets in total amount of ~~W~~32,165 billion. Additional losses will be recorded based upon the results of the future operations of these guaranteed trust accounts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(28)	Commitments and Contingencies, Continued
(i)	Loans related to financially troubled companies

As of December 31, 2005, Shinhan Bank and Chohung Bank had loans receivable (including securities) in the total amounts of ~~W~~241,546 million and ~~W~~165,276 million, respectively, which had been provided to LG Card Co., Ltd., an entity that has been under control by creditor banks due to its liquidity crisis. For those loans, Shinhan Bank and Chohung Bank provided ~~W~~12,112 million and ~~W~~13,718 million, respectively, of allowance for loan losses as of December 31, 2005. Actual losses on those loans might differ materially from management’s assessment. The accompanying consolidated financial statements do not reflect the impact of the uncertainty on the financial position of the Consolidated Company. For the year ended December 31, 2005, Shinhan Bank and Chohung Bank additionally loaned ~~W~~14,300 million and ~~W~~13,000 million, respectively, to LG Card Co., Ltd. and converted ~~W~~11,000 million and ~~W~~10,000 million of their respective loans to equity securities.

As of December 31, 2005, Shinhan Bank and Chohung Bank had loans receivable (including securities, guarantees and acceptances) amounting to ~~W~~475,901 million and ~~W~~261,503 million, respectively, which had been provided to SK Networks Co., Ltd. (including its subsidiaries), an entity that has been under control by creditor banks in accordance with the Corporate Restructuring Promotion Act of the Republic of Korea. For those loans, Shinhan Bank and Chohung Bank provided ~~W~~33,368 million and ~~W~~17,081 million, respectively, of allowance for loan losses as of December 31, 2005. Actual losses on those loans might differ materially from management’s assessment. The accompanying consolidated financial statements do not reflect the impact of the uncertainty on the financial position of the Consolidated Company.
(29)	Related Party Transactions
(a)	Details of transactions

Significant transactions with the related parties for the years ended December 31, 2005 and 2004 are as follows:

		(in millions of Won)

Revenue earned by	Expense incurred by	2005		2004
Controlling company and subsidiaries included in consolidation:

Shinhan Financial Group	Shinhan Bank	~~W~~	5,356	4,352
”	Good Morning Shinhan Securities		3,375	5,941
”	Shinhan Card		52,710	63,146
”	Shinhan Capital		32,537	39,066
”	Jeju Bank		1,833	1,759
Shinhan Bank	Shinhan Financial Group		68	32
”	Chohung Bank		17,814	2,390
”	Good Morning Shinhan Securities		444	2,490
”	Shinhan Life Insurance		1,219	—
”	Shinhan Card		37,927	39,862

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(29)	Related Party Transactions, Continued

		(in millions of Won)

Revenue earned by	Expense incurred by	2005	2004
Shinhan Bank	Shinhan Capital	4,350	3,425
”	Jeju Bank	4	75
”	Shinhan Credit Information	270	244
”	SH&C Life Insurance	15,942	12,677
”	Shinhan Bank (Trust)	39,730	44,662
”	Shinhan Finance	6,410	4,254
”	Shinhan BNP Paribas ITMC	588	—
Shinhan Bank (Trust)	Shinhan Bank	1,969	2,408
Shinhan Finance	Shinhan Bank	2,984	1,916
Chohung Bank	Shinhan Bank	17,513	7,687
”	Shinhan Life Insurance	1,690	—
”	Shinhan Capital	570	812
”	Shinhan Card	1,571	1,047
”	Good Morning Shinhan Securities	91	51
”	SH&C Life Insurance	26,525	12,565
”	Chohung Bank (Trust)	26,381	34,525
”	Chohung ITMC	2	2
”	Chohung Finance	2,451	720
”	CHB America	1,106	487
”	Shinhan Credit Information	3	—
”	Chohung Deutschland	3,911	1,974
Chohung ITMC	Chohung Bank	1,629	2,027
Chohung Bank (Trust)	Chohung Bank	1,755	—
Chohung Finance	Chohung Bank	6,240	2,259
Chohung Deutschland	Chohung Bank	4,962	2,806
Good Morning Shinhan Securities	Shinhan Bank	583	833
”	Chohung Bank	185	411
”	Shinhan Life Insurance	5	—
”	Shinhan Card	663	866
”	Shinhan BNP Paribas ITMC	212	204
”	SH&C Life Insurance	5	15
Good Morning USA	Good Morning Shinhan Securities	2,991	2,134
Good Morning Europe	Good Morning Shinhan Securities	1,228	1,429
Shinhan Life Insurance	Shinhan Bank	695	—
”	Chohung Bank	159	—
Shinhan Card	Shinhan Bank	309	156
”	Chohung Bank	697	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(29)	Related Party Transactions, Continued

		(in millions of Won)

Revenue earned by	Expense incurred by	2005	2004
Shinhan Card	Good Morning Shinhan Securities	—	6
”	Jeju Bank	275	—
”	SH&C Life Insurance	4,902	3,980
”	Shinhan Credit Information	—	35
Shinhan Capital	Shinhan Bank	6,575	3,679
”	Chohung Bank	1,054	4,523
”	Shinhan Card	1	—
Shinhan BNP Paribas ITMC	Shinhan Bank	377	446
”	Chohung Bank	52	—
Jeju Bank	Shinhan Bank	6	3
”	Chohung Bank	16	13
”	Shinhan Life Insurance	25	—
”	SH&C Life Insurance	384	182
”	Jeju Bank (Trust)	1,012	967
Jeju Bank (Trust)	Jeju Bank	220	199
SH&C Life Insurance	Shinhan Bank	10	1,227
”	Chohung Bank	2	—
”	Jeju Bank	—	1
Shinhan Macquarie	Shinhan Bank	180	22
Shinhan Credit Information	Shinhan Bank	3,134	2,878
”	Chohung Bank	6,968	3,816
”	Good Morning Shinhan Securities	52	13
”	Shinhan Life Insurance	36	—
”	Shinhan Card	7,419	8,333
”	Shinhan Capital	80	113
”	Jeju Bank	101	203
Shinhan PE	Shinhan Bank	199	—
”	Shinhan PEF 1st	822	—

		363,564	332,348

Subsidiaries accounted for under the equity method:

Shinhan Bank	Shinhan Data System	49	—
”	Daewoo Capital	29	—
e-Shinhan	Shinhan Bank	—	700
”	Shinhan Card	93	—
”	Shinhan Financial Group	63	179
”	Good Morning Shinhan Securities	—	100
”	Chohung Bank	—	600

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(29)	Related Party Transactions, Continued

		(in millions of Won)

Revenue earned by	Expense incurred by	2005		2004
Shinhan Data System	Shinhan Bank		7,170	5,066
Chohung Vina	Chohung Bank		—	99
Macquarie Shinhan Management	Shinhan Bank		100	—
Daewoo Capital	Shinhan Bank		1	—

			7,505	6,744

		~~W~~	371,069	339,092

(b)	Account balances

Significant balances with the related parties as of December 31, 2005 and 2004 are as follows:

		(in millions of Won)

Creditor	Debtor	2005		2004
Controlling company and subsidiaries included in consolidation:

Shinhan Financial Group	Shinhan Bank	~~W~~	133,982	94,948
”	Chohung Bank		3,494	—
”	Good Morning Shinhan Securities		71,344	—
”	Shinhan Card		755,094	1,056,661
”	Shinhan Capital		574,628	640,348
”	Jeju Bank		43,340	23,326
”	Shinhan Credit Information		112	89
Shinhan Bank	Chohung Bank		12,913	21,919
”	Good Morning Shinhan Securities		5,223	5,753
”	Shinhan Life Insurance		78,707	—
”	Shinhan Card		42,078	9,974
”	Shinhan Capital		1,271	64,133
”	SH&C Life Insurance		595	1,199
”	Shinhan BNP Paribas ITMC		136	—
”	Shinhan Bank (Trust)		46,346	64,462
”	Shinhan Finance		147,985	249,278
Shinhan Bank (Trust)	Shinhan Bank		106,030	105,403
Shinhan Finance	Shinhan Bank		150,053	255,649
Chohung Bank	Shinhan Bank		397	8,373
”	Good Morning Shinhan Securities		6	—
”	Shinhan Life Insurance		37,790	—
”	Shinhan Capital		116	732

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(29)	Related Party Transactions, Continued

		(in millions of Won)

Creditor	Debtor	2005	2004
Chohung Bank	SH&C Life Insurance	2,719	1,956
”	Chohung Finance	66,023	44,343
”	CHB America	24,035	32,797
”	Chohung Deutschland	160,056	134,191
Chohung Bank (Trust)	Chohung Bank	78,786	—
Chohung ITMC	Chohung Bank	31,061	43,999
Chohung Finance	Chohung Bank	158,598	91,632
Chohung Deutschland	Chohung Bank	152,292	128,854
Good Morning Shinhan Securities	Shinhan Bank	15,739	13,387
”	Chohung Bank	5,321	9,270
”	Shinhan Life Insurance	268	—
”	Shinhan Card	63	—
”	SH&C Life Insurance	—	1
Good Morning USA	Good Morning Shinhan Securities	690	1,023
Good Morning Europe	Good Morning Shinhan Securities	279	851
Shinhan Life Insurance	Shinhan Bank	11,502	—
”	Chohung Bank	3,434	—
”	Jeju Bank	14	—
Shinhan Card	Shinhan Financial Group	309	—
”	Shinhan Bank	12,847	1,616
”	Chohung Bank	—	1
”	Good Morning Shinhan Securities	5,326	4,635
”	Shinhan Life Insurance	1,016	—
”	Shinhan BNP Paribas ITMC	55	—
”	SH&C Life Insurance	508	431
”	Shinhan Credit Information	56	—
”	Shinhan Capital	42	—
Shinhan Capital	Shinhan Bank	81,264	75,398
”	Chohung Bank	3,524	9,320
Shinhan BNP Paribas ITMC	Shinhan Bank	9,207	12,986
”	Good Morning Shinhan Securities	3,496	3,496
”	Shinhan Life Insurance	303	—
Jeju Bank	SH&C Life Insurance	23	26
”	Shinhan Life Insurance	25	—
”	Jeju Bank (Trust)	860	831
Jeju Bank (Trust)	Jeju Bank	4,901	5,589

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(29)	Related Party Transactions, Continued

		(in millions of Won)

Creditor	Debtor	2005		2004
SH&C Life Insurance	Shinhan Bank		507	856
”	Chohung Bank		562	873
”	Shinhan Life Insurance		130	—
Shinhan Macquarie	Shinhan Bank		9,349	4,027
Shinhan Credit Information	Shinhan Bank		4,629	3,341
”	Chohung Bank		661	435
”	Good Morning Shinhan Securities		—	1
”	Shinhan Card		669	702
”	Jeju Bank		74	71
Shinhan PE	Shinhan Bank		6,990	9,412
	Shinhan PEF 1st		8	—

			3,069,861	3,238,598

Subsidiaries accounted for under the equity method:

e-Shinhan	Shinhan Bank		—	2,837
Shinhan Data System	Shinhan Bank		3,304	2,327
Macquarie Shinhan Management	Shinhan Bank		8,377	—
Daewoo Capital	Shinhan Bank		83	—

			11,764	5,164

		~~W~~	3,081,625	3,243,762

(c) Guarantees and acceptances
     The guarantees and acceptances provided between the related parties as of December 31, 2005 are as follows:

			(in millions of Won)

Creditor	Debtor	Account	Amount guaranteed
Shinhan Financial Group	Good Morning Shinhan Securities	Lease guarantee	~~W~~	50,000
”	SH&C Life Insurance	Guarantees for loans		7,000
Shinhan Bank	Shinhan Capital	Letter of credit		12,880
”	Shinhan Finance	Guarantees for loans		2,238
Chohung Bank	Chohung Finance	Guarantees for letter of credit		3,596

			~~W~~	75,714

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(30)	Condensed Financial Statements of the Consolidated Company
(a)	Balance sheets
Condensed balance sheets of the consolidated company as of December 31, 2005 and 2004 are as follows:
(in millions of Won)

	2005
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Financial Group	~~W~~	12,462,131	2,325,114	10,137,017
Shinhan Bank		75,641,968	71,042,501	4,599,467
Shinhan Bank (Trust)		1,902,831	1,902,831	—
Shinhan Finance		453,094	381,288	71,806
Chohung Bank		66,609,526	62,783,304	3,826,222
Chohung Bank (Trust)		1,343,340	1,343,340	—
Chohung ITMC		83,651	5,476	78,175
Chohung Finance		216,488	179,173	37,315
CHB America		467,872	405,560	62,312
Chohung Deutschland		239,814	209,152	30,662
Good Morning Shinhan Securities		3,882,713	3,122,337	760,376
Good Morning Shinhan Europe		6,853	34	6,819
Good Morning Shinhan USA		5,526	755	4,771
Shinhan Life Insurance		5,129,302	4,810,804	318,498
Shinhan Card		1,532,291	1,314,592	217,699
Shinhan Capital		1,400,829	1,251,895	148,934
Shinhan BNPP ITMC		53,437	5,233	48,204
Jeju Bank		2,051,202	1,931,693	119,509
Jeju Bank (Trust)		16,599	16,599	—
SH&C Life Insurance		708,175	677,150	31,025
Shinhan Macquarie		11,848	9,320	2,528
Shinhan Credit Information		12,073	2,810	9,263
Shinhan PE		8,826	85	8,741
Shinhan PEF 1st		29,358	12	29,346

	~~W~~	174,269,747	153,721,058	20,548,689

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(30)	Condensed Financial Statements of the Consolidated Company, Continued
(in millions of Won)

	2004
				Total stockholders’
	Total assets		Total liabilities	equity
Shinhan Financial Group	~~W~~	10,072,313	2,325,042	7,747,271
Shinhan Bank		70,125,920	66,000,578	4,125,342
Shinhan Bank (Trust)		1,860,160	1,860,160	—
Shinhan Finance		512,585	447,408	65,177
Chohung Bank		65,389,100	62,778,172	2,610,928
Chohung Bank (Trust)		1,454,318	1,454,318	—
Chohung ITMC		71,949	1,354	70,595
Chohung Finance		126,403	91,447	34,956
CHB America		367,480	308,490	58,990
Chohung Deutschland		238,226	204,221	34,005
Good Morning Shinhan Securities		2,956,183	2,277,868	678,315
Good Morning Shinhan Europe		7,352	38	7,314
Good Morning Shinhan USA		5,110	535	4,575
Shinhan Card		1,469,925	1,306,467	163,458
Shinhan Capital		1,320,929	1,201,582	119,347
Shinhan BNPP ITMC		49,463	3,845	45,618
Jeju Bank		1,872,414	1,763,877	108,537
Jeju Bank (Trust)		16,136	16,136	—
SH&C Life Insurance		286,304	257,077	29,227
Shinhan Macquarie		11,307	9,154	2,153
Shinhan Credit Information		9,228	2,366	6,862
Shinhan PE		9,844	57	9,787

	~~W~~	158,232,649	142,310,192	15,922,457

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(30)	Condensed Financial Statements of the Consolidated Company, Continued
(b)	Statements of Earnings
Condensed statements of earnings of the Consolidated Company for the years ended December 31, 2005 and 2004 are as follows:
(in millions of Won)

	2005
	Operating		Operating	Operating	Ordinary	Net income
Subsidiaries	revenue		expense	income (loss)	income(loss)	(loss)
Shinhan Financial Group	~~W~~	1,886,806	154,873	1,731,933	1,732,067	1,732,067
Shinhan Bank		6,163,895	5,223,326	940,569	1,065,978	774,422
Shinhan Bank (Trust)		85,824	88,260	(2,436)	—	—
Shinhan Finance		24,082	13,658	10,424	10,183	9,083
Chohung Bank		7,310,666	6,667,084	643,582	696,062	756,505
Chohung Bank (Trust)		80,804	80,907	(103)	—	—
Chohung ITMC		22,067	8,855	13,212	15,857	11,079
Chohung Finance		10,377	7,249	3,128	3,095	3,095
CHB America		30,251	25,746	4,505	9,023	5,256
Chohung Deutschland		10,528	7,373	3,155	3,155	2,001
Good Morning Shinhan Securities		901,888	786,179	115,709	121,052	87,240
Good Morning Shinhan Europe		1,639	1,165	474	504	504
Good Morning Shinhan USA		3,643	3,119	524	517	333
Shinhan Life Insurance		255,037	242,153	12,884	8,587	6,047
Shinhan Card		417,071	356,902	60,169	58,416	54,241
Shinhan Capital		222,439	166,587	55,852	52,326	36,742
Shinhan BNPP ITMC		19,579	9,442	10,137	10,302	7,450
Jeju Bank		130,394	119,520	10,874	10,800	11,118
Jeju Bank (Trust)		1,679	1,679	—	—	—
SH&C Life Insurance		49,150	50,743	(1,593)	6,467	5,359
Shinhan Macquarie		24,490	16,547	7,943	8,152	5,646
Shinhan Credit Information		23,966	20,590	3,376	3,328	2,401
Shinhan PE		880	2,176	(1,296)	(1,147)	(1,047)
Shinhan PEF 1st		257	911	(654)	(654)	(654)

	~~W~~	17,677,412	14,055,044	3,622,368	3,814,070	3,508,888

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(30)	Condensed Financial Statements of the Consolidated Company, Continued
(in millions of Won)

	2004
	Operating		Operating	Operating	Ordinary	Net income
Subsidiaries	revenue		expense	income (loss)	income(loss)	(loss)
Shinhan Financial Group	~~W~~	1,224,147	147,638	1,076,509	1,067,327	1,050,295
Shinhan Bank		5,917,768	4,881,890	1,035,878	1,201,938	844,113
Shinhan Bank (Trust)		111,045	113,609	(2,564)	—	—
Shinhan Finance		15,965	9,455	6,510	6,762	6,762
Chohung Bank		6,782,761	6,459,908	322,853	267,735	265,238
Chohung Bank (Trust)		111,428	110,187	1,241	—	—
Chohung ITMC		14,035	6,183	7,852	8,646	6,252
Chohung Finance		4,613	3,010	1,603	1,874	1,874
CHB America		21,188	16,971	4,217	4,384	3,191
Chohung Deutschland		9,613	6,058	3,555	3,559	2,698
Good Morning Shinhan Securities		658,328	614,709	43,619	43,816	43,576
Good Morning Shinhan Europe		2,557	2,099	458	416	416
Good Morning Shinhan USA		5,245	6,247	(1,002)	(938)	(547)
Shinhan Card		423,829	417,407	6,422	5,822	5,822
Shinhan Capital		221,072	187,764	33,308	32,738	23,056
Shinhan BNPP ITMC		13,950	7,402	6,548	6,551	4,557
Jeju Bank		131,659	123,982	7,677	7,366	6,334
Jeju Bank (Trust)		1,678	1,678	—	—	—
SH&C Life Insurance		36,489	37,850	(1,362)	182	373
Shinhan Macquarie		14,556	11,633	2,923	3,098	1,984
Shinhan Credit Information		29,367	28,972	395	610	3,000
Shinhan PE		—	212	(212)	(212)	(212)

	~~W~~	15,751,293	13,194,864	2,556,428	2,661,674	2,268,782

(31)	Financial Performance
Financial performance for the fourth quarters ended December 31, 2005 and 2004 are as follows:

	(in millions of Won, except earnings per share)
	Fourth quarter ended		Fourth quarter ended
	December 31, 2005		December 31, 2004

Operating revenue	~~W~~	3,953,191	4,912,437
Operating income		420,860	331,647
Net income		466,192	255,714
Net earnings per share in Won		1,309	753